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EXHIBIT 99.5

FOR THE YEAR ENDED DECEMBER 31, 2011
MARCH 5, 2012

ANNUAL INFORMATION FORM

Introduction

This document is the Annual Information Form of Talisman Energy Inc. for the year ended December 31, 2011. Talisman is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman's common shares are listed on the Toronto and New York stock exchanges under the symbol TLM.

Unless the context indicates otherwise, references in this Annual Information Form to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

All dollar amounts in this Annual Information Form are presented in US dollars, except where otherwise indicated.

Information related to the presentation of reserves data and other oil and gas information, as well as applicable exchange rates and abbreviations, is located near the end of this Annual Information Form. Please refer to the table of contents.

Readers are directed to the "Forward-Looking Information" section contained in this Annual Information Form.

Corporate Structure

Talisman Energy Inc. is incorporated under the Canada Business Corporations Act. The Company's registered and head office is located at Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5.

In 2011, the Company's articles were amended to designate two series of First Preferred Shares of the Company, in connection with a public offering of Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 of the Company (the "Series 1 First Preferred Shares").

The following table lists the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2011.

Name of Subsidiary	Jurisdiction of Incorporation/Formation	Percentage of Voting Securities Owned[1]

Talisman Energy Canada[2]	Alberta	100%

Talisman Energy USA Inc.	Delaware	100%

Talisman Energy Norge AS	Norway	100%

Talisman Energy (UK) Limited	England and Wales	100%

Talisman North Sea Limited	England and Wales	100%

Talisman (Corridor) Ltd	Barbados	100%

Transworld Petroleum (UK) Limited	England and Wales	100%

Talisman Malaysia Limited	Barbados	100%

Talisman Energy Alpha Limited	England and Wales	100%

Talisman Malaysia (PM3) Limited	Barbados	100%

Talisman (Algeria) BV	The Netherlands	100%

1
With the exception of Talisman Energy (UK) Limited, none of the above subsidiaries have any non-voting securities outstanding. All of the non-voting securities of Talisman Energy (UK) Limited are indirectly held by Talisman Energy Inc.

2
Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman's conventional Canadian oil and gas operations.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2011.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

General Development of the Business

SEGMENTS AND OPERATING DIVISIONS

In 2011, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, the North Sea, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The North Sea segment includes operations and exploration activities in the UK and Norway. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and operations in Australia/Timor-Leste. The Company also conducts operations in Algeria, operations and exploration activities in Colombia, and exploration activities in Peru, Poland, Sierra Leone and the Kurdistan Region of northern Iraq. For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of northern Iraq are referred to collectively as the "Other" geographic segment, except where otherwise noted.

For operational purposes, the Company divides itself into four divisions: North America, the North Sea, Southeast Asia and Exploration. North America, the North Sea and Southeast Asia include development operations in the geographic areas described above. Activities within the Exploration division, which are focused on exploration but include some development and production activities from prior exploration activities, are carried out in the North Sea, Southeast Asia, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of northern Iraq as at December 31, 2011.

STRATEGY

Safe, profitable growth is at the heart of Talisman's business strategy, which is designed to deliver 5-10% production growth through the medium term and to lead to the long-term renewal of the Company. Talisman's portfolio includes three categories of assets:

•
Growth will come from both Southeast Asia and shale plays in North America, with a near term focus on liquids-rich opportunities. The Company has substantial growth prospects in the shale business, and Southeast Asia is expected to deliver growth of approximately 8% per year over the medium term.

•
To ensure long-term renewal of the Company, Talisman's international exploration program is focusing on identifying and developing new core areas to provide future growth. In Colombia, for example, the Company is in the process of moving two oil fields from the evaluation phase into commerciality. In Papua New Guinea, the Company will continue with its strategy of proving up material natural gas volumes.

•
The base is comprised of conventional assets in North America and the North Sea. The primary purpose of our investment in these assets is to maintain the integrity of the assets and sustain steady production that will generate cash for reinvestment elsewhere in the business.

ACTIVITIES AND EVENTS

During the past three years, Talisman has developed its business through a combination of exploration, development, and acquisitions and dispositions as described below.

North America

In June 2009, Talisman sold its Cutbank Complex midstream assets in west central Alberta.

Also in June 2009, Talisman sold non-core Saskatchewan assets, which were producing approximately 8,500 boe/d of net production and to which Talisman attributed proved reserves of 22 mmboe as at December 31, 2008.

In November 2009, Talisman sold non-core oil and gas producing assets in the Southern Alberta Foothills, which were producing approximately 5 mboe/d of net production and to which Talisman attributed proved reserves of 30 mmboe as at December 31, 2008.

In November 2009, Talisman announced that it added 170,000 net acres of Tier 1 shale acreage in the Pennsylvania Marcellus and the Montney shale plays. The Company defines "Tier 1" acreage as top quality acreage with an expected break-even of approximately $4/mcf. The Company also announced it was moving the Pennsylvania Marcellus shale play and parts of the Montney shale play into commercial development.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Also in November 2009, Talisman announced its decision to reorganize its North America business into two main businesses: Shale and Conventional.

In May 2010, Talisman acquired 37,000 net acres and a significant operator position in the liquids-rich area of the Eagle Ford shale play in south Texas.

In December 2010, Talisman entered into a 50/50 joint venture with a subsidiary of Statoil ASA ("Statoil") and completed the acquisition of an additional 97,000 net acres of Eagle Ford shale properties in Texas. The net cost to Talisman of this new acreage was $488 million, after taking into account Statoil's purchase of 50% of Talisman's then-existing interest in 37,000 net acres in the Eagle Ford shale play.

During 2010, Talisman sold non-core assets in Canada for aggregate proceeds of approximately $2 billion. These transactions included approximately 1.8 million net acres of land in the greater Peace River Arch area in Alberta and British Columbia, the Alberta Foothills and Hinton areas in Alberta, as well as Shaunavon non-unit acreage in Saskatchewan and Talisman's interests in various Ontario properties. The assets collectively produced approximately 45 mboe/d (approximately 90% natural gas) at the end of 2009.

In March 2011, Talisman sold a 50% working interest in the Farrell Creek assets in the Montney shale play in British Columbia to a subsidiary of Sasol Limited ("Sasol") for $238 million at closing, and approximately $800 million of certain future development costs in the Farrell Creek area, for approximately $1.0 billion (the "Farrell Creek Transaction"). Talisman and Sasol further agreed to establish a partnership to develop the Farrell Creek assets, with Talisman acting as managing partner and operator. Talisman and Sasol also agreed to collaborate on certain other western Canadian natural gas opportunities.

In May 2011, Talisman acquired additional undeveloped land in the Eagle Ford shale play for a combined total of $145 million. Talisman now holds approximately 83,000 net acres in the Eagle Ford shale play, predominantly in the liquids-rich area of the play.

In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold a 50% working interest in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs (the "Cypress A Transaction"). Talisman and Sasol do not expect to commence commercial development at Cypress A for several years.

Also in 2011, Talisman acquired approximately 191,000 net acres of undeveloped land in the Alberta Duvernay shale play for total consideration of approximately $580 million, bringing its land position to 357,000 net acres.

North Sea

UK

In January 2009, Talisman disposed of its entire non-operated interests in the Dutch sector of the North Sea.

In October 2010, Talisman achieved first production from the Burghley development in the UK, which it operates with a 37% working interest. In November 2010, Talisman achieved first production from the Auk North development, which it operates with a 100% working interest.

For information on Talisman's exploration-related business development in the UK, see "General Development of the Business – Exploration".

Norway

In January 2009, Talisman achieved first production from the Rev field in the Norway sector of the North Sea, which it operates with a 70% interest.

In December 2009, Talisman completed the sale of a 10% interest in the Yme field.

For information on Talisman's exploration-related business development in Norway, see "General Development of the Business – Exploration".

Southeast Asia

In November 2009, Talisman acquired an additional interest in the Offshore North West Java PSC in Indonesia, thereby increasing its working interest to 5%.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

In December 2009, Talisman and its working interest partners approved the sanctioning of the development of the Kitan field in JPDA 06-105 in the Timor Sea Joint Petroleum Development Area ("JPDA") which is jointly administered by the Australian and Timor-Leste governments.

In January 2010, Talisman acquired a 25% interest in the onshore Jambi Merang PSC in Indonesia.

In May 2010, two gas-to-oil agreements with PT Chevron Pacific Indonesia ("Chevron") were converted to agreements whereby the gas is sold for cash consideration in the Corridor PSC, in Indonesia, adding approximately 500 bcf gross gas sales volumes, in aggregate to all parties, to the 2000 agreement.

In October 2010, the Corridor Technical Assistance Contract expired and the acreage was returned to Pertamina.

In April 2011, first gas from the Jambi Merang PSC in Indonesia commenced.

In October 2011, first oil from the Kitan field in JPDA 06-105 commenced.

In October 2011, Talisman and the other partners signed a swap agreement to enable gas from the Jambi Merang PSC to be sold under a gas sales agreement to PT PLN (Persero) ("PLN").

In October 2011, Talisman and its partners signed an amendment to a gas sales agreement with PLN primarily to effect a price increase for gas produced under the Jambi Merang PSC from $2.95/mmbtu to $5.40/mmbtu.

In December 2011, Talisman approved the sanctioning of the development of the HST/HSD (Hai Su Trang and Hai Su Den) project in Block 15-2/01 in Vietnam.

Also, in December 2011, Talisman and its partners in the Corridor PSC executed binding heads of agreement to unitize the Suban field with an adjacent PSC, which reduced Talisman's share of the Suban field from 36% to 32.4%.

For information on Talisman's exploration-related business development in Southeast Asia, see "General Development of the Business – Exploration."

Other

In May 2009, Talisman disposed of its interests in Trinidad and Tobago.

In March 2010, Talisman disposed of its interests in Tunisia.

Exploration

North Sea

Norway

In November 2010, Talisman acquired a 35% working interest in Block 378 and a 20% working interest in Blocks 375 and 551.

In February 2011, Talisman acquired interests of between 20% to 40% in four production licences.

UK

In 2011, Talisman was awarded four new licences in the 26th Licencing Round and participated in the farm-out of two licences.

Southeast Asia

Vietnam

Talisman increased its 38% interest in offshore Blocks 133 and 134 in March 2009 to a 70% working interest. In March 2010, Talisman divested a 21% interest to the national oil company of Vietnam, retaining a 49% working interest in these blocks.

In January 2010, Talisman was awarded a 40% operated interest in Block 05-2/10. The PSC was signed in January 2011. In April 2011, Talisman signed a PSC for a 40% interest and operatorship of offshore Blocks 135 and 136.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Indonesia

In November 2009, Talisman was awarded a PSC for a 100% interest in the Andaman III exploration block in the North Sumatra Basin.

In May 2010, Talisman signed PSCs in three new offshore blocks in the South Makassar Basin, all of which were previously the subject of Joint Study Agreements. Talisman initially held an operated 70% interest in the South Sageri PSC, an operated 60% interest in the Sadang PSC and a non-operated 33% interest in the South Mandar PSC. In 2011, Talisman farmed-out a 50% interest in the Sageri PSC, a 35% interest in the South Sageri PSC and a 20% interest in the Sadang PSC to certain affiliates of Total S.A.

Malaysia

In October 2009, Talisman was awarded a 70% working interest in two offshore Sabah blocks (SB 309 and SB 310).

Australia/Timor-Leste

In December 2011, Talisman relinquished its interest in AC/P08.

Papua New Guinea

In August 2009, as part of its gas aggregation strategy in Papua New Guinea, Talisman purchased Rift Oil plc to acquire a 100% working interest in two Petroleum Prospecting Licences ("PPL") (PPLs 235 and 261). In September 2009, Talisman entered into farm-in agreements for two PPLs (PPLs 268 and 269) held by New Guinea Energy Limited and purchase agreements for a 50% working interest in a Petroleum Retention Licence ("PRL") (PRL 4) and a 10% working interest in a second PRL (PLR 5) from Horizon Oil Limited. In December 2009, Talisman acquired Papua Petroleum Limited, giving the Company a 49% working interest in four PPLs (PPLs 285, 286, 287 and 288).

In June 2010, Talisman acquired a 39% working interest in PRL 8.

In November 2010, Talisman completed a swap with Oil Search Limited, acquiring a 60% interest in PPL 239 in exchange for Talisman's 35% interest in PPL 244.

In October 2010, Talisman entered into a farm-in agreement to acquire a 50% working interest in two sub blocks within PPL 259 over the Ubuntu prospect. In November 2011, PRL 28 was issued respecting these sub blocks. Registration of a transfer and deed of assignment of Talisman's interest awaits ministerial approval.

In November 2010, the PRL 5 licence in which Talisman had a 10% equity interest was not renewed by the Papua New Guinea Minister of Petroleum and Energy. Talisman acquired a 35% interest in the replacement licence, PRL 21, in May 2011 from Horizon Oil. In December 2011, Talisman acquired a further 5% interest from Kina Oil, resulting in a 40% interest in PRL 21.

In 2011, PPL 268 and PPL 269 were both extended for five years, with associated partial relinquishments.

In May 2011, Mitsui & Co., Ltd. acquired a 10% equity interest from Talisman in PPL 285 by farm-in.

Talisman currently has an interest in 14 licences in Papua New Guinea, covering in excess of 7.3 million net acres.

In February 2012, Talisman farmed out a portion of its interest in nine licences to Mitsubishi Corporation ("Mitsubishi"). This farm-out agreement is subject to government and partners' approval. The blocks affected by the farm-out are PRL 4, PRL 8, PRL 21, PRL 28, PPL 235, PPL 239, PPL 261, PPL 268 and PPL 269. Following the farm-out, Talisman and Mitsubishi licensed equity positions will average 40% and 20%, respectively, in these licences.

Latin America

Colombia

Talisman was awarded a 100% working interest in Block CPO-9 in January 2009. In May 2010, as a result of a farm-out, Talisman's working interest in Block CPO-9 was reduced to 45%.

In November 2010, Talisman was awarded a 50% working interest in three blocks in the Putumayo Basin.

In July 2011, Talisman relinquished its 51% interest in the Tangara Block in the Llanos Foothills area. In September 2011, a portion of the Technical Evaluation Agreement for CPE-6 was converted into an Exploration and Production Contract.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

In late 2010, Talisman sold half of its 50% share in El Eden and El Portón and its entire interest in Los Ocarros and El Sancy to Petroamerica Oil Corp. In 2011, Talisman, on behalf of Petroamerica, relinquished the El Sancy Block. In late 2011, Talisman received government approval for the sale of the remaining blocks.

Colombia – Equión

In January 2011, Talisman, along with Ecopetrol S.A. ("Ecopetrol"), completed the acquisition of BP Exploration Company (Colombia) Limited ("BPXC"), an indirect wholly owned subsidiary of BP plc. Under the terms of the transaction, Talisman acquired a 49% interest in BPXC for $785 million, while Ecopetrol acquired the remaining 51% interest. The transaction builds on Talisman's large acreage position in Colombia, in close proximity to its Niscota Block. The acquisition added an additional 180,000 net acres in Colombia (four development blocks and two exploration offshore blocks), along with 13,400 boe/d of 2011 production (pre-royalties net to Talisman). BPXC has been renamed "Equión Energía Limited" and is one of the largest oil and natural gas producers in Colombia.

Throughout this document, unless otherwise specified, all reserves, production, wells, acreage, drilling and costs information for Colombia includes Talisman's proportionate share (49%) of those items for Equión, as well as such information for Talisman's other Colombia assets.

Peru

In April 2009, Talisman was awarded a 55% working interest in Block 158.

In 2010, Talisman entered into a farm-out of 30% of its interest in Block 101 and farm-ins for a 35% working interest in Blocks 123 and 129.

In 2011, Talisman relinquished the remainder of its working interest in Block 101 and, due to regulatory requirements, Talisman relinquished a portion of the area in Block 123.

In 2011, Talisman relinquished its working interest in Block 134 and its working interest in Block 158 in early 2012.

Future Options

Kurdistan Region of northern Iraq

In 2009, Talisman entered into a PSC in respect of the Baranan Block (K9). Talisman's interest in the PSC was initially a 55% operated interest, which was increased to 60% following an acquisition of a 5% interest.

In 2010, following completion of the seismic program on the Topkhana Block (K39), Talisman elected to enter into a PSC as operator of the Block with a 60% working interest.

In 2011, Talisman relinquished a portion of the contract in the Kurdamir Block (K44).

Poland

In February 2010, Talisman entered into a farm-in arrangement with San Leon Energy PLC through its Polish subsidiary Oculis Investments Sp. z.o.o. to earn a 60% interest in San Leon's three Baltic shale gas concessions.

Sierra Leone

In 2011, Talisman entered into a farm-in agreement to earn an 80% interest in Block SL-4B-10 in Sierra Leone.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Description of the Business

GENERAL

Talisman is one of the largest Canadian-based independent oil and gas producers in the world. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids.

Talisman's aggregate production for the year ended December 31, 2011 was 426 mboe/d, comprised of 23 mbbls/d of oil and liquids and 899 mmcf/d of gas from North America; 98 mbbls/d of oil and liquids and 52 mmcf/d of gas from the North Sea; 34 mbbls/d of oil and liquids and 506 mmcf/d of gas from Southeast Asia; and 23 mbbls/d of oil and liquids and 34 mmcf/d of gas from other areas. Approximately 42% of the Company's production is liquids and 58% is natural gas (on a 6 mcf:1 bbl equivalency basis).

In 2012, Talisman plans to spend approximately $4 billion on cash capital expenditures. The Company has the flexibility to adjust its capital spending to pursue opportunities and respond to a changing economic outlook.

Talisman investigates strategic acquisitions, dispositions and other business opportunities on an ongoing basis, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

All information in this Annual Information Form relating to assets owned or held by Talisman is as of December 31, 2011, unless otherwise indicated.

NORTH AMERICA

Talisman's objective in North America is to become a leading returns focused shale producer. Talisman uses the term "shale" to refer to projects, plays or activities to extract natural gas, natural gas liquids and oil from shale formations, which generally require stimulation techniques which are different than those associated with historically typical, or "conventional", oil and gas activities. The geographic areas in which Talisman's shale plays are located may also contain geological formations that are consistent with more conventional oil and gas extraction techniques or activities. Consistent with the strategic objectives noted in "General Development of the Business – Strategy," management believes that these shale plays provide new and longer term growth opportunities for Talisman due to their material size and relatively low risk investment.

In 2011, the Company's North America operations continued to focus on developing and piloting projects for its shale plays. In addition, Talisman gained material positions in some of the top tier shale plays in North America through land acquisitions and strategic partnerships. Talisman acquired additional undeveloped land in the Eagle Ford shale play and the Duvernay shale play. The Company also completed an additional transaction with Sasol to develop the Cypress A assets in the Montney shale play in British Columbia.

Talisman intends to focus its spending in North America primarily on liquids rich opportunities where Talisman has built significant landholdings in high-quality, lower-cost shale plays. As part of its business strategy, Talisman will focus on a combination of unconventional and conventional assets within its portfolio by utilizing its capital flexibility within its shale portfolio and maximizing liquids investments, as well as developing promising liquids plays already in the existing conventional portfolio. Overall in North America, Talisman plans to spend approximately $1.8 billion in 2012, with a focus on liquids rich opportunities and low-cost shale plays primarily in the Eagle Ford, Marcellus and Montney areas. In addition, Talisman plans to develop and pilot projects in the Duvernay shale play. Talisman continues to review options for strategic divestitures and acquisitions that would increase the Company's focus on building significant liquids and shale projects. Talisman's North America operations are organized into two distinct businesses: Shale and Conventional.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Shale

The Company spent approximately $1.8 billion on shale activities in 2011. The current focus is on piloting and developing Talisman's holdings in the Pennsylvania Marcellus, Eagle Ford, Montney and Duvernay shale plays. Annualized production from these shale properties totaled approximately 500 mmcfe/d (83 mboe/d) in 2011.

Talisman is involved in several shale gas plays in North America. In order to extract gas from the shale, Talisman employs hydraulic fracturing, which involves the injection of fluids into the hydrocarbon bearing formation at high pressures. Since March 2011, Talisman fully discloses all fluid contents from hydraulic fracturing both in the US and Canada on the FracFocus website, a joint project of the Ground Water Protection Council and the Interstate Oil and Gas Compact Commission.

Highlights of the continued shale strategy in 2011 included drilling 199 net wells and the acquisition of significant amounts of additional shale acreage. The Company plans to spend more than $1.5 billion on shale programs in 2012, including ongoing development in the Pennsylvania Marcellus and Montney shale plays and in the joint development programs in the Eagle Ford and Montney shale plays.

Marcellus Shale

Talisman's Marcellus shale play is located in New York and Pennsylvania. Talisman's main area of focus is in Pennsylvania, which remains a major area of investment in 2012. The Company exited 2011 with fourth quarter production averaging 486 mmcf/d, up from 272 mmcf/d in the fourth quarter of 2010, with significant improvements along the way in the cost per hydraulic fracturing stage. The Company now holds 217,000 Tier 1 net acres in Pennsylvania.

The majority of Talisman's Marcellus wells for 2012 have been permitted, and the Company has secured sufficient egress capacity, water access and disposal for its 2012 plans.

In New York, the state proposed new rules for drilling, which are expected to be finalized early 2012. The state has imposed an off-limits buffer around its waterways due to environmental concerns. Talisman has no immediate plans to drill in New York and will continue to review its environmental assessment procedures and regulations for operations.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Montney Shale

Talisman's Montney shale play in British Columbia provides Talisman with many opportunities at different stages of maturity. Talisman holds 144,000 Tier 1 net acres. Talisman will continue with the ongoing appraisal and development of Farrell Creek and Greater Cypress.

In March 2011, Talisman completed a transaction with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia. Talisman sold a 50% working interest in the Farrell Creek assets for approximately $1.0 billion, comprising $238 million in cash and approximately $800 million of certain future development costs.

In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold a 50% working interest in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. Talisman and Sasol do not expect to commence commercial development at Cypress A for several years. A number of options for long-term egress from the area are being considered. In 2011, Talisman and Sasol commenced a feasibility study to examine a world scale gas-to-liquids (GTL) facility in Western Canada; the study is anticipated to be completed by mid-2012.

Eagle Ford Shale

Talisman's Eagle Ford shale play is located in southeast Texas, where the Company now holds approximately 83,000 net acres. Talisman is the operator for a joint venture with Statoil in which the companies will jointly develop the Eagle Ford shale play. Statoil has the ability to become the operator of 50% of the joint assets in December 2013. Talisman's strategy in this play is focused on natural gas liquids production in order to benefit from the high price outlook for the liquids market. Production in 2011 was 31 mmcfe/d, up from 5 mmcfe/d in 2010. Talisman plans to ramp up the development of the liquids rich areas and expects to operate 10 to 14 rigs in 2012.

In May 2011, Talisman acquired additional undeveloped land in the Eagle Ford shale play for an aggregate of $145 million.

Lorraine/Utica

Talisman's Lorraine/Utica lands are located in the Quebec lowlands along the St. Lawrence River, where the Company now holds a total of 753,000 net acres. The report released by Quebec's Bureau D'Audiences Publiques sur L'Environment ("BAPE") in March 2011 announced that hydraulic fracturing will be permitted for exploration purposes only and it recommended the government conduct a strategic environmental assessment on shale gas for a two-year period. The mandate of the BAPE is to make recommendations for a legislative framework that would allow for sustainable shale gas development in Quebec. Talisman suspended operations in 2011 and will re-evaluate the pace of future activity in Quebec once the legislative framework is in place.

Duvernay

Talisman's Duvernay shale play, located in Alberta, has been identified as a top tier shale play due to its liquids rich commercial characteristics. In 2011, the Company acquired an additional 191,000 net acres of undeveloped land, bringing its land position to a total of 357,000 net acres. In 2011, Talisman completed drilling its first horizontal pilot well, with completion activities in late 2011. A second well has been spud and is expected to be rig released in early 2012. The Company plans to drill an additional five wells in 2012.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Conventional

Talisman's conventional assets in North America are primarily located in the following areas: tight gas in the Outer Foothills in Alberta; tight oil and gas in the Greater Edson area of Alberta; deep gas in the foothills of Monkman, British Columbia and Alberta Foothills; and oil operations in Alberta/Saskatchewan in the Chauvin and Shaunavon fields. Talisman continued to develop its conventional assets throughout 2011 with exploration and development spending of over $400 million, resulting in production of 538 mmcfe/d (90 mboe/d), of which 16 mboe/d was oil. In total, 124 net wells were drilled in 2011.

In the conventional portfolio, the focus for 2012 will be on liquids-rich opportunities and utilizing the application of unconventional technology to optimize value in both conventional oil and liquids rich gas plays in Canada. Talisman expects that 2012 conventional exploration and development spending of approximately $330 million will focus on an expanded liquids-rich gas development program in Wild River, as well as continuation of the pilot programs in the Cardium oil and wet gas windows with a view to moving the programs to development.

Talisman intends to continue to review and high grade its conventional portfolio with increased focus on profitable liquids opportunities.

Infrastructure, Midstream and Other

Talisman's midstream operations include approximately 1,035 km of gathering systems in Western Canada, including in the Erith, Lynx, Palliser, Pinto, Columbia, Minehead, Sundance, Wild River, Muskeg, Ansell, Medlodge, Berland West and Chauvin areas, and one operated gas plant (Berland West). The Company's midstream assets support many areas within the Company's Conventional division, including the Alberta Foothills, greater Edson and Chauvin oil. Total 2011 throughput (adjusted for sale) averaged 242 mmcf/d for gas and 24.1 mboe/d for oil, while generating revenues of $32.7 million in custom processing.

In October 2011, Talisman entered into a seven-year agreement with Pembina Pipeline Corporation ("Pembina") for 150 mmcf/d of firm capacity at the Saturn plant at the Deep Cut facility, an enhanced natural gas liquids extraction facility to be built and operated by Pembina in the Wild River area of Alberta. The Deep Cut facility would allow Talisman to increase the liquids recovery from Wild River and Bigstone gas from 9 bbls/mmcf to 60-80 bbls/mmcf.

The Company also owns certain properties in British Columbia, including several licenses relating to coal rights. These coal assets are not part of the Company's core competency, and Talisman has initiated the process of divesting itself of these non-strategic assets.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

NORTH SEA

Talisman's North Sea business operations contributed $600 million for reinvestment elsewhere in the business in 2011. The majority of the Company's production in this area is associated with liquids. Talisman continues to invest in the North Sea to ensure the integrity of Talisman's installations and to secure the important cash flows it generates.

For information on Talisman's exploration activities in the North Sea, please refer to "Description of the Business – Exploration – North Sea."

UK

Talisman has two core operating areas in the UK: the Northern Business Area ("NBA") and the Central Business Area ("CBA"). In 2011, production in the UK averaged 71,500 boe/d. UK production accounted for 17% of the Company's production worldwide in 2011. The primary focus in the UK is oil, with oil and liquids contributing to 98% of Talisman's UK production. As at year-end 2011, Talisman operated approximately 88% of its UK production.

In 2012, Talisman's capital program in the UK is expected to be approximately $800 million, with the major projects being the Monarb and Auk Area redevelopments. The Company will also continue upgrades at the Claymore platform to increase operating efficiency and drill development wells at Tweedsmuir and Clyde. Talisman's 2012 UK drilling program includes participation in six development wells with one well being drilled over the 2012/2013 year-end.

 Northern Business Area

Talisman's principal operating areas in the NBA include Claymore, Piper (including Tweedsmuir), Tartan, Ross/Blake, Buchan/Hannay, Enoch/Blane and Quad 16. These seven principal operating areas encompass a total of 29 fields. Talisman currently holds interests ranging from 5% to 100% in the NBA fields, as well as in a number of production facilities and pipelines, including an 80% interest in the Flotta Terminal. Of the 29 fields, 20 are operated (with interests ranging from 25% to 100%) and nine are non-operated (with interests ranging from 5% to 25%).

In 2011, the Claymore facilities were shut down from mid-August to mid-October 2011 to complete remediation work resulting from a prohibition notice from the UK Health and Safety Executive ("UK HSE"). In October 2011, the Company decided to shut down production on the Tartan platform in order to carry out safety related upgrades; it is expected to be back onstream in March 2012. This decision was made in consultation with the UK HSE.

In 2011, production from the NBA averaged 45,300 boe/d, which accounted for approximately 63% of Talisman's total UK production. During 2011, Talisman participated in drilling one production well at Claymore which has since been temporarily suspended. An upgrade project to the Claymore compressors started in 2010 and will continue to be worked in 2012. Talisman plans to participate in drilling two development wells in the NBA in 2012.

Central Business Area

Talisman's principal operating areas in the CBA include Montrose/Arbroath, Fulmar, Auk and Clyde. These principal operating areas encompass a total of 13 fields. Talisman currently holds interests ranging from 33% to 100% in the CBA fields, as well as in a number of production facilities and pipelines. Of the 13 fields, 12 are operated (with interests ranging from 59% to 100%) and one is non-operated (33% interest).

In 2010, Talisman completed the Auk North development. A fourth production well at Auk North was successfully drilled in 2011 and will be brought onstream during 2012. The Monarb and Auk Area redevelopments are both progressing.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

In 2011, production from the CBA averaged 26,200 boe/d, which accounted for 37% of Talisman's total UK production. Talisman participated in one development well in 2011. Talisman plans to participate in drilling four development wells in the CBA in 2012, with one well being drilled over the 2012/2013 year-end.

Norway

Talisman's principal operating areas in Norway are the Southern North Sea Area and the Mid North Sea Area, which are comprised of a total of 10 fields.

In 2011, production in Norway averaged 34,600 boe/d, accounting for approximately 8% of the Company's production worldwide. The primary focus in Norway is oil, with oil and liquids contributing to 80% of Talisman's Norway production. As at year-end 2011, Talisman operated approximately 68% of its Norway production.

Longer term, Talisman aims to sustain Norway production through exploitation opportunities within existing producing fields, the possible development of the Grevling, Grosbeak and Beta discoveries and exploration.

In 2012, Talisman's capital program in Norway is expected to be approximately $400 million. Talisman's 2012 drilling program includes participation in a five-well development program in the Gyda, Rev, Veslefrikk and Brage fields. Two of those development wells will be drilled through the beginning of 2013.

Southern North Sea Area

In the Southern North Sea Area, Talisman holds interests in the Blane, Gyda and Yme operated fields of 18%, 61% and 60%, respectively, as well as a 10% interest in the non-operated Tambar East field.

In 2011, production from the area averaged 5,200 boe/d, which accounted for 15% of Talisman's total Norwegian production. The Yme project took a step forward with offshore installation at the end of the second quarter. Some required rework was completed onshore; however, there is still a significant amount of remaining work to commission the topsides and to correct quality issues. Talisman continues to work with the contractor to fully understand the remaining scope of work to completion. Also in 2011, Talisman drilled one development well. In 2012, Talisman plans to drill one development well.

Mid North Sea Area

In the Mid North Sea Area, Talisman holds interests in the operated Varg and Rev fields of 65% and 70%, respectively, and interests in four non-operated fields (with interests ranging between 1% and 35%), as well as a number of production facilities and pipelines in other areas of the Norwegian Continental Shelf.

In 2011, production from the area averaged 29,400 boe/d, which accounted for 85% of Talisman's total Norwegian production. Also in 2011, Talisman participated in four development wells. In 2012, Talisman plans to drill one development well and participate in drilling another three development wells.

SOUTHEAST ASIA

Southeast Asia is a self-funding growth area with significant long-term exploration upside.

Talisman has interests in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea. In 2011, Southeast Asia production averaged 119,000 boe/d, which accounted for approximately 28% of the Company's production worldwide. As at year-end 2011, Talisman operated approximately 37% of its Southeast Asia production.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

In 2012, Talisman plans to spend approximately $600 to $700 million in Southeast Asia, with exploration spending accounting for one-third of the total.

For information on Talisman's exploration activities in Southeast Asia, see "Description of the Business – Exploration – Southeast Asia."

Indonesia

Talisman's Indonesian assets include onshore interests at Corridor, Ogan Komering and Jambi Merang as well as offshore interests in Southeast Sumatra, Offshore Northwest Java, Tangguh and extensive exploration acreage at Pasangkayu, Sageri, South Sageri, Sadang, South Mandar and Andaman III. Talisman also has an indirect 6% interest in the Grissik to Duri pipeline and the Grissik to Singapore pipeline.

Talisman has a 36% non-operated interest in all but two of the fields in the Corridor PSC and field production facilities. In December 2011, Talisman and its partners in the Corridor PSC executed binding heads of agreement to unitize the Suban field in the Corridor PSC with an adjacent PSC, reducing Talisman's share of the Suban field from 36% to 32.4%.

There are three major buyers of Corridor gas. Gas production from Corridor began in 1998 pursuant to a gas-to-oil exchange agreement with Chevron at the Duri oilfield. These volumes were increased pursuant to another gas-to-oil exchange agreement signed with Chevron in 2000. Gas sales commenced in September 2003 to Gas Supply Pte. Ltd., located in Singapore, under the terms of a 20-year gas sales agreement. The sale of gas to PT Perusahaan Gas Negara (Persero), Tbk., made pursuant to a 17-year gas sales agreement, began at 50 mmcf/d gross sales gas from Corridor in 2007 and averaged 304 mmcf/d gross sales gas in 2011. In May 2010, the two gas-to-oil exchange agreements with Chevron were converted to agreements whereby the gas is now sold for cash consideration, with approximately an additional 500 bcf gross of gas sales volumes, in aggregate to all partners, added to the 2000 gas sales agreement.

In 2011, production from the Corridor PSC was approximately 60,000 boe/d. Corridor production accounted for approximately 50% of Talisman's Southeast Asia production. The Company approved the Letang Tengah Rawa Optimization project, which is anticipated to deliver 16 mmcf/d to the premium priced Chevron/Duri gas sales contract from the beginning of 2013, and the Sumpal expansion project, which includes a well and doubling processing capacity at the Sumpal facility. An early compression project was commissioned at Dayung field, which increased sales gas production to approximately 50 mmcf/d. One well was drilled and one well was re-activated in the Suban field during 2011.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Talisman's share of production from the Tangguh LNG project contributed 25 mmcf/d in 2011. At year-end 2011, Tangguh was operating at 98% nameplate capacity.

The Jambi Merang project came onstream in April 2011, three months ahead of schedule, and produced 3,100 boe/d during the year. In October 2011, Talisman and its partners signed a swap agreement to enable gas from the Jambi Merang PSC to be sold under a gas sales agreement to PLN. Also in October 2011, Talisman and its partners signed an amendment to a gas sales agreement with PLN primarily to effect a price increase for gas produced under the Jambi Merang PSC from $2.95/mmbtu to $5.40/mmbtu.

Talisman participated in 27 development gas and oil wells in 2011.

The Company's 2012 activities in Indonesia will focus primarily on the Corridor PSC, where Talisman plans to participate in drilling one development well in Corridor in 2012 and maintain investment in support of future expansion. A total of 44 development gas and oil wells are expected to be drilled in Indonesia in 2012.

Malaysia

Talisman holds a 41% operated interest in Block PM-3 CAA between Malaysia and Vietnam and associated production facilities. In addition, Talisman holds a 33% interest in Block 46-Cai Nuoc adjacent to PM-3 CAA and a 60% interest in each of Block PM-305 and Block PM-314. In Block PM-3 CAA, Talisman is progressing developments referred to as the "Southern Fields" and the "Northern Fields." The Kekwa sub-block in PM-3 CAA, which has an expiry date of July 2012, is currently in negotiation to extend its expiry date. Talisman also holds a 70% working interest in exploration licences for SB-309 and SB-310, acreages offshore Sabah in East Malaysia.

In 2011, production in Malaysia averaged 35,700 boe/d, which accounted for approximately 30% of Talisman's total Southeast Asia production. Two gas development wells were drilled in Malaysia in 2011.

Optimization initiatives at PM-3 CAA to maximize gas production and meet strong regional demand have resulted in an increase of 15% in gas production over the previous year and the highest production levels since 2004.

Northern Fields oil and gas production averaged 22,400 boe/d. Two gas development wells were drilled in 2011.

A Mercury Removal Unit (MRU) was commissioned in early 2011 in the Northern Fields and another was commissioned in the Southern Fields in September, which now allow deeper zones to be produced.

In 2012, Talisman plans to drill six development wells and one injection well, of which three wells will be drilled in the Northern Fields and the remainder in the Southern Fields.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Vietnam

Talisman holds a 30% interest in Block 46/02 and in the Truong Son Joint Operating Company ("JOC") which operates the Block. Block 46/02 lies in the Malay – Tho Chu Basin, adjacent to PM-3 CAA and Block 46-Cai Nuoc. Talisman also holds a 60% interest in Block 15-2/01 and in the Thang Long JOC, which operates the Block. Block 15-2/01 lies in the Cuu Long Basin, the predominant oil producing basin in Vietnam. The Company holds a 49% operated interest in Blocks 133 and 134, 40% in Blocks 135 and 136, and 40% in Block 05-2/10 in the Nam Con Son Basin.

In 2011, Vietnam production averaged 1,900 bbls/day from Block 46/02, which accounted for approximately 2% of Southeast Asia production. The Song Doc infill program was completed in early 2011.

In December 2011, Talisman sanctioned the Hai Su Trang ("HST") and Hai Su Den ("HSD") development project in Block 15-2/01. The development will be tied into the adjacent Block 16-1 facilities operated by Hoang Long JOC to the south of Block 15-2/01. In 2012, Talisman plans to progress the HST/HSD project within Block 15-2/01 with first production anticipated in the second half of 2013.

Australia/Timor-Leste

Talisman holds non-operated interests in the Laminaria and Corallina fields offshore Australia, and in the Kitan field in JPDA 06-105. Production in Australia averaged 4,600 bbls/d in 2011, accounting for approximately 4% of Talisman's total Southeast Asia production.

In October 2011, the offshore Kitan development project in JPDA 06-105 was commissioned and produced rates of up to 11,000 bbls/d.

In 2012, Talisman's focus will be working with the operators to optimize production and facility uptime and manage costs.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Papua New Guinea

In Papua New Guinea, Talisman continues to aggregate significant discovered and prospective gas resources.

In 2011, Talisman drilled one development gas well.

In February 2012, Talisman farmed out a portion of its interest in nine licences to Mitsubishi. This farm-out agreement is subject to government and partners' approval. The blocks affected by the farm-out are PRL 4, PRL 8, PRL 21, PRL 28, PPL 235, PPL 239, PPL 261, PPL 268 and PPL 269. Following the farm-out, Talisman and Mitsubishi licensed equity positions will average 40% and 20%, respectively, in these licences.

In 2012, Talisman plans to drill one development well and progress the Stanley condensate production and gas re-injection project towards sanction.

OTHER

Talisman's other producing interests during 2011 included operations in Algeria and Colombia. Talisman's production in Algeria averaged 15,000 boe/d, accounting for 4% of the Company's production worldwide during 2011. For a discussion of Talisman's production in Colombia, see "Description of the Business – Exploration – Latin America."

Algeria

Talisman holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company, Sonatrach. Through its participation in Block 405a, Talisman currently holds a 35% interest in the producing Greater Menzel Lejmat North fields and the Menzel Lejmat Southeast field, a 2% interest in the producing unitized Ourhoud field, and a 9% interest in the undeveloped unitized EMK field. Talisman has signed a Framework Agreement for the joint construction and operation of shared process facilities for the EMK field plus three other fields located in Block 208 (collectively, the "El Merk Project").

In 2011, Talisman participated in six development wells. In 2012, Talisman's capital program in Algeria is expected to be approximately $27 million and includes plans to participate in up to seven development wells, with one well being drilled over the year-end. The El Merk Project was sanctioned in February 2009. The EMK field will be jointly developed with fields located in neighbouring Block 208. First oil is scheduled for early 2013.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

EXPLORATION

Talisman has developed an international exploration strategy which it believes will contribute to the renewal of the Company through the discovery of "significant" new prospects and plays. The Company defines "significant" as having the potential to produce 30,000-50,000 boe/d or more. In addition, the exploration program supports existing core areas. In 2012, Talisman's capital program for exploration activities is expected to be approximately $600 million.

North Sea

The role of exploration in the UK and Norway is to support sustainable production in the North Sea.

UK

In 2011, Talisman finished drilling an appraisal well which found potential commercial oil in a shallow objective and non-commercial oil in the deeper, main objective.

In 2012, Talisman is planning to spud an exploration well and to participate in two appraisal wells.

Norway

Talisman participated in an unsuccessful exploration well which started drilling in 2010 and finished in 2011.

In 2011, Talisman also participated in three wells: a successful appraisal well, a sub-commercial exploration well, and a successful exploration well.

In 2012, the Company is expecting to participate in three exploration wells: Isbjorn on PL568, Frode on PL299 and Outsider on PL375.

Southeast Asia

Talisman expects to participate in drilling several exploration and appraisal wells in Southeast Asia in 2012, one of which was drilling over year-end 2011.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Vietnam

In 2011, Talisman acquired 3D seismic data in Blocks 135 and 136.

In 2012, Talisman plans to drill two exploration wells on Block 05-2/10 and acquire additional seismic on Blocks 135 and 136.

Indonesia

In 2011, Talisman participated in a second unsuccessful exploration well in the Pasangkayu Block in the Makassar Strait. Talisman completed a 3D seismic program over its South Makassar acreage in 2011.

In the Southeast Sumatra PSC, Talisman participated in four exploration wells, three of which were successful.

In the Offshore Northwest Java PSC, Talisman participated in two exploration wells, both of which were successful.

In late 2011, Talisman drilled its first deepwater exploration well (Lempuk) in the Sageri Block. The well has been plugged and abandoned with gas shows.

Malaysia

In 2011, Talisman drilled a successful exploration well on PM-3 CAA and acquired 3D seismic data over the SB309 and 310 Blocks offshore of Northwest Sabah. In 2012, Talisman is planning to drill two exploration wells in the Sabah area and acquiring further seismic data over these Sabah Blocks.

Papua New Guinea

In 2011, the drilling of an appraisal well (Stanley-2) and exploration well (Ubuntu-1), both of which were drilling over year-end 2010, were finished. Both were deemed successful.

In 2011, Talisman also drilled two exploration wells, both of which were unsuccessful.

A successful appraisal well (Elevala-2) was drilled over year-end 2011 on the Elevala discovery in PRL 21. In December 2011, an exploration well (Weimang-1) was spudded in PPL 235 and is currently suspended.

In February 2012, Talisman farmed out a portion of its interest in nine licences to Mitsubishi. This farm-out agreement is subject to government and partners' approval. The blocks affected by the farm-out are PRL 4, PRL 8, PRL 21, PRL 28, PPL 235, PPL 239, PPL 261, PPL 268 and PPL 269. Following the farm-out, Talisman and Mitsubishi licensed equity positions will average 40% and 20%, respectively, in these licences.

In 2012, an appraisal well is planned on the Ketu discovery on PRL 21. In 2012, Talisman anticipates completing the drilling of the Weimang-1 well and drilling an appraisal to the Puk-Puk discovery in PPL 235.

In addition to drilling activity, Talisman plans to continue seismic acquisition across various blocks with a view to identifying suitable drilling prospects for subsequent years.

Latin America

Colombia

Talisman currently holds an interest in 4.4 million net acres (excluding Equión) and continues to have an active exploration program in the Llanos region, a proven hydrocarbon basin.

In the heavy oil trend of the Llanos regions, Talisman completed its six-well stratigraphic program in Block 6, which is adjacent to the producing Rubiales field. Further appraisal of the Block is being conducted with a multi-well stratigraphic appraisal well program which commenced late 2011 as well as the acquisition of 3D seismic data.

In May 2011, the Akacias discovery on Block 9 was placed on long-term test and continues to produce approximately 1,500-1,600 boe/d (gross) with cumulative production of 325,000 boe as at December 31, 2011. A multi-well appraisal well program commenced late 2011. In 2012, Talisman is planning to participate in the drilling of one exploration well on Block 9 and acquire 3D seismic data over Akacias.

In 2011, Talisman participated in an unsuccessful exploration well on the El Porton Block.

In 2012, Talisman is planning to conduct a two-well stratigraphic program on Block 8 and to participate in a 3D seismic and a multi-well exploration well program on Block 12.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

In the Niscota Block, the Huron-2 appraisal well was spudded and continues to drill over year-end 2011. Additionally, another appraisal well (Huron-3) is planned in 2012.

Colombia – Equión

Equión Energía Limited ("Equión") currently holds interests in 180,000 net acres and in three pipelines. Talisman considers the pipeline interests to be important due to current transportation capacity constraints in Colombia.

Talisman's net share of Equión's 2011 production averaged 13,400 boe/d, 65% of which is liquids.

Two new wells in the Piedemonte development spudded in August/September 2011, which were drilling over year-end. Also in 2011, Front End Engineering and Design ("FEED") was initiated on the project to expand the Piedemonte facilities to accept greater volumes, and the liquified petroleum gas project in Cusiana started operating. Drilling continues with two rigs in the field.

Also in 2012, Equión is expecting to spud its first exploration well on RC-5 in the Caribbean Sea.

Peru

Talisman currently has an interest in three million net acres of exploration acreage in the Marañon Basin.

In Block 64, the Company spudded the exploration well Situche Norte-4X, which was drilling over year-end 2011. Also in 2011, Talisman began a program to acquire 2D seismic data on Block 123, which will continue into 2012 and include Block 129.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Future Options

The Kurdistan Region of northern Iraq

Talisman has an interest in three blocks in the Kurdistan Region of northern Iraq covering in excess of 226 thousand acres.

In 2011, the Company drilled a successful exploration well on the Topkhana Block.

In the fourth quarter of 2011, Talisman spudded the Kurdamir-2 exploration well on the Kurdamir Block.

Talisman is planning to spud an exploration well on Baranan Block in 2012.

Poland

Talisman entered into a farm-out agreement in order to earn an interest in 3 concessions comprising of 627,130 gross acres. As of February 2012, an earning well has been drilled on two of the three concessions.

Entry into Poland allows Talisman to leverage its North American shale gas expertise in a prospective area which is proximate to European gas markets. In 2011, a 2D seismic acquisition program was completed. In late 2011, Talisman drilled its first shale exploration well, and its second well was drilled over year-end 2011, with a third well expected to spud in early 2012.

Talisman is expecting to drill further wells in 2012.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Reserves and Other Oil and Gas Information

As a Canadian public company, Talisman is subject to the disclosure requirements of National Instrument NI 51-101 ("NI 51-101") of the Canadian Securities Administrators, which applies to the disclosure of reserves and other oil and gas information. Prior to 2011, Talisman relied upon a discretionary exemption from certain of the requirements of NI 51-101 granted by the Canadian securities regulatory authorities to provide reserves and other oil and gas disclosure in accordance with the US disclosure requirements, in order to provide disclosure comparable to that provided by US and other international issuers. As a result of the expiry of that exemption, Talisman is providing, in this Annual Information Form, disclosure which complies with the annual disclosure requirements of NI 51-101. In addition, for continuity from Talisman's previous disclosure and greater comparability to the disclosure of companies with which Talisman is most often compared by investors and analysts, Talisman is continuing to provide certain reserves and other oil and gas information in accordance with the US disclosure requirements. The US style disclosure is set forth in this section. The NI 51-101 mandated disclosure is set forth under Schedule A.

The primary differences between the NI 51-101 requirements and the US requirements are set out under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in this Annual Information Form.

INTERNAL EVALUATION

Talisman's oil and gas reserves are evaluated internally. Talisman has obtained an exemption from NI 51-101 that exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2011, the Company's internal reserves evaluation staff included approximately 118 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 18 full-time or part-time years of relevant experience in evaluating reserves, of whom 20 were "qualified reserves evaluators" for purposes of NI 51-101. The Company's internal reserves evaluation management personnel included approximately 40 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 23 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 12 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who reports directly to the Chief Executive Officer and is responsible for the preparation and validation of the Company's reserves evaluations and the submission to the Company's Board of Directors of reports thereon. The Company's IQRE is Michael Adams, a graduate of Imperial College, London University with a B.Sc. in Physical Chemistry and a M.Sc. in Petroleum Engineering. Mr. Adams has more than 35 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's proved reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

Talisman conducts formal reviews during the reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the respective Executive Vice-President of the operating area to which the reserves relate and then submitted to the Company's executive operating committee, comprised of the President and Chief Executive Officer and the Executive Vice-Presidents of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the reports of the IQRE thereon are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual independent audits of its reserves estimates for some of its properties on a rotating basis. Over the past four years, these rotational independent audits have covered, in aggregate, properties which, at December 31, 2011, represent approximately 78% of the Company's proved reserves (on a boe basis) as at December 31, 2011. At the time of the audits, these audits have not revealed any material discrepancies in the reserves reported at such time using the standards in effect at the time of the audit. Talisman's IQRE oversees the preparation of the independent audits. Talisman maintains a Reserves Data Policy and Procedures Manual, which it updates as appropriate and on a periodic basis. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data. Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

RESERVES ESTIMATES

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped, total proved, probable developed, probable undeveloped and total probable reserves as at December 31, 2011. The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission ("SEC"), which requires that proved and probable reserves be estimated using existing economic conditions. The price used for calculating reserves is an unweighted arithmetic average of the historic first-day-of-the-month price for each month within the completed 12-month period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).

	Proved Developed[1,2]		Proved Undeveloped[1,3]		Total Proved[1]		Probable Developed[4,5]		Probable Undeveloped[4,6]		Total Probable[4]
Year ended December 31, 2011	Gross[7]	Net[8,9]	Gross[7]	Net[8,9]	Gross[7]	Net[8,9]	Gross[7]	Net[8,9]	Gross[7]	Net[8,9]	Gross[7]	Net[8,9]

Oil and Natural Gas Liquids (mmbbls)
North America

Canada	70.3	59.9	2.4	2.1	72.7	62.0	14.5	11.5	1.8	1.4	16.3	12.9

United States	9.7	7.3	13.4	10.0	23.1	17.3	2.2	1.8	2.2	1.7	4.4	3.5

North Sea

UK	203.1	201.9	43.2	43.1	246.3	245.0	63.9	63.5	118.8	118.7	182.7	182.2

Norway	17.0	17.0	35.7	35.7	52.7	52.7	6.9	6.9	31.8	31.8	38.7	38.7

Southeast Asia

Indonesia	20.0	9.9	8.9	5.6	28.9	15.5	1.4	0.4	9.3	6.8	10.7	7.2

Malaysia	20.5	9.8	3.3	1.5	23.8	11.3	24.3	9.2	12.6	3.5	36.9	12.7

Australia/Timor-Leste	9.9	8.6	–	–	9.9	8.6	4.0	3.3	0.8	0.7	4.8	4.0

Vietnam	0.7	0.6	11.8	9.8	12.5	10.4	0.5	0.4	10.7	8.6	11.2	9.0

Latin America

Colombia[10]	8.3	6.7	7.6	6.1	15.9	12.8	3.1	2.5	7.0	5.6	10.1	8.1

Peru	–	–	–	–	–	–	–	–	21.2	20.0	21.2	20.0

Other

Algeria	19.8	9.0	12.4	6.5	32.2	15.5	7.5	3.0	4.2	1.6	11.7	4.6

Total	379.3	330.7	138.7	120.4	518.0	451.1	128.3	102.5	220.4	200.4	348.7	302.9

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Natural Gas (bcf)

North America

Canada	1,016.8	936.5	374.4	356.2	1,391.2	1,292.7	327.8	295.1	194.4	182.8	522.2	477.9

United States	965.0	814.7	1,386.4	1,171.1	2,351.4	1,985.8	166.4	140.0	610.9	518.2	777.3	658.2

North Sea

UK	18.3	18.2	0.5	0.5	18.8	18.7	8.9	8.5	133.6	133.5	142.5	142.0

Norway	63.1	63.1	4.5	4.5	67.6	67.6	19.4	19.4	45.6	45.6	65.0	65.0

Southeast Asia

Indonesia	965.9	688.5	602.8	418.7	1,568.7	1,107.2	4.7	4.0	506.4	366.7	511.1	370.7

Malaysia	250.2	149.5	56.8	31.5	307.0	181.0	125.2	68.3	168.7	99.5	293.9	167.8

Australia/Timor-Leste	–	–	–	–	–	–	–	–	–	–	–	–

Vietnam	0.2	0.2	8.4	7.6	8.6	7.8	0.1	0.1	6.8	6.2	6.9	6.3

Latin America

Colombia[10]	77.9	62.3	26.5	21.2	104.4	83.5	–	–	–	–	–	–

Peru	–	–	–	–	–	–	–	–	–	–	–	–

Other

Algeria	–	–	–	–	–	–	–	–	–	–	–	–

Total	3,357.4	2,733.0	2,460.3	2,011.3	5,817.7	4,744.3	652.5	535.4	1,666.4	1,352.5	2,318.9	1,887.9

1
"Proved" reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Probable reserves can be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Includes reserves assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.

5
"Probable Developed" reserves are those reserves that are less certain to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as probable developed reserves.

6
"Probable Undeveloped" reserves are those reserves that are less certain to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion.

7
"Gross" reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, and (ii) royalty interest reserves. The Canadian Oil and Gas Evaluation Handbook ("COGEH") refers to this sum of reserves as "Company interest reserves". Royalty interest reserves for Canada were approximately 0.6 mmboe (proved) and 0.2 mmboe (probable) as at December 31, 2011. The inclusion of royalty interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.

8
"Net" reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests in the amount set out in note 7 above.

9
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.

10
Reserves reported under Colombia include Talisman's 49% interest in Equion, which is accounted for using proportionate consolidation, as well as those reserves attributed to Talisman's other Colombia assets.

Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC and the US Energy Information Administration.

In 2011, Talisman added 251 mmboe of proved reserves compared to production of 155 mmboe, for a replacement of 162% of 2011 production. The new reserves were a combination of new discoveries, additions, revisions and revisions due to price and excludes acquisitions and divestitures. North America accounts for the largest increase in reserves as a result of the successful drilling programs in the Marcellus, Eagle Ford and Montney shale plays.

Talisman added 54 mmbbls of gross proved oil and liquids reserves through drilling and revisions. The UK (48%) and North America (18%) account for the majority of Talisman's oil and liquids reserves as at December 31, 2011. International reserves additions are dependent on the timing of project approvals and drilling results. Talisman added 1.2 tcf of gross proved natural gas reserves through drilling and revisions. In North America, gross total proved natural gas reserves were 3.7 tcf at December 31, 2011, up 26% from the previous year. Talisman's total gross proved natural gas reserves were 5.8 tcf at

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

December 31, 2011, up 11% from the previous year. North America comprised 64% of the Company's gross total proved natural gas reserves as at December 31, 2011.

Talisman's proved undeveloped reserves were 549 mmboe as at December 31, 2011. In 2011, Talisman converted 70 mmboe (16% of the Company's 2010 proved undeveloped reserves) into proved developed reserves. Talisman spent approximately $840 million in 2011 in order to develop its proved undeveloped reserves. As at December 31, 2011, the only material proved undeveloped reserves that were five years or older are in Indonesia (42 mmboe), Malaysia (7 mmboe), Norway (30 mmboe) and UK (17 mmboe). The Southeast Asia undeveloped reserves are gas reserves that will be drilled as needed in the next five years to meet gas deliverability requirements for existing gas contracts. The Norway and UK undeveloped reserves are attributable to projects that are underway in those regions. For both the Norway and the UK, a significant portion of each of the project's total capital has been spent to date.

Talisman booked certain of its proved undeveloped reserves in North America, where there exists reliable technology that established reasonable certainty of economic producibility at distances greater than the directly offsetting development spacing areas. Talisman utilized a combination of 3D seismic, core analyses, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves. In 2011, Talisman added 131 mmboe of proved undeveloped reserves as a result of additions, revisions and price revisions in North America. Talisman also sold 21 mmboe of proved undeveloped reserves in North America in 2011.

RESERVES RECONCILIATIONS

The following tables reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves1

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Oil and Liquids (mmbbls)
Total Proved

Proved reserves at December 31, 2008	131.5	–	215.4	56.6	16.1	27.1	–	26.3	473.0

Discoveries, additions and extensions	4.0	–	5.2	1.1	(0.5)	5.3	–	6.5	21.6

Purchase of reserves	0.1	–	–	–	0.7	–	–	–	0.8

Sale of reserves	(39.0)	–	(0.2)	(4.0)	–	–	–	(3.7)	(46.9)

Net revisions and transfers	2.7	–	76.8	14.5	(1.8)	3.8	–	(4.7)	91.3

2009 Production	(9.9)	–	(31.1)	(12.3)	(1.8)	(7.6)	–	(3.4)	(66.1)

Proved reserves at December 31, 2009	89.4	–	266.1	55.9	12.7	28.6	–	21.0	473.7

Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	–	1.0	28.6

Purchase of reserves	–	0.9	–	–	1.5	–	–	–	2.4

Sale of reserves	(15.1)	(0.2)	–	–	–	–	–	(0.5)	(15.8)

Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	–	(0.2)	17.1

2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	–	(2.4)	(58.4)

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	–	18.9	447.6

Discoveries, additions and extensions	2.1	13.7	(4.1)	2.3	0.4	9.7	–	(0.9)	23.2

Purchase of reserves	–	0.6	–	–	–	–	15.1	–	15.7

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Net revisions and transfers	(3.5)	0.3	10.4	7.2	4.1	0.5	–	(0.1)	18.9

2011 Production	(6.3)	(0.5)	(25.2)	(10.0)	(1.8)	(5.5)	(2.3)	(2.4)	(54.0)

Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Proved developed

December 31, 2008	122.0	–	172.0	24.8	13.5	17.7	–	20.2	370.2

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	–	13.0	349.4

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	–	9.8	335.5

December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	–	222.8	4,406.1

Discoveries, additions and extensions	185.6	474.6	–	(0.5)	62.8	25.3	–	–	747.8

Purchase of reserves	14.2	–	–	–	7.5	–	–	–	21.7

Sale of reserves	(115.8)	(1.4)	(67.0)	–	–	–	–	(220.0)	(404.2)

Net revisions and transfers	28.2	–	2.9	12.7	(19.5)	(33.3)	–	(1.0)	(10.0)

2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	–	(0.1)	(397.5)

Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	–	1.7	4,363.9

Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)	–	–	994.6

Purchase of reserves	–	17.5	–	–	42.4	–	–	–	59.9

Sale of reserves	(772.5)	(5.8)	–	–	–	–	–	(1.6)	(779.9)

Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3	–	(0.1)	(4.5)

2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)	–	–	(423.2)

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	–	4,210.8

Discoveries, additions and extensions	251.1	799.4	(0.2)	4.6	36.1	9.2	–	–	1,100.2

Purchase of reserves	–	3.6	–	–	–	–	93.5	–	97.1

Sale of reserves	(165.5)	–	–	–	–	–	–	–	(165.5)

Net revisions and transfers	3.5	66.8	(1.4)	(1.3)	(94.1)	(13.0)	0.2	–	(39.3)

2011 Production	(150.9)	(141.9)	(3.5)	(15.3)	(104.0)	(33.2)	(10.2)	–	(459.0)

Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	–	4,744.3

Proved developed

December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	–	1.2	3,224.5

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	–	0.8	3,089.7

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	–	2,642.5

December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	–	2,733.0

1
Talisman's estimates of its reserves as at December 31, 2008 were based on single day December 31 pricing methodology. For definitions of reserves, see the notes found on page 23 of this Annual Information Form.

2
Prior to the sale of the Company's Dutch assets in 2009, the UK includes the Netherlands.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Continuity of Gross Proved Reserves1

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Oil and Liquids (mmbbls)
Total Proved

Proved reserves at December 31, 2008	154.3	–	216.7	56.6	32.4	39.4	–	45.1	544.5

Discoveries, additions and extensions	4.8	–	5.2	1.1	(1.7)	7.4	–	12.2	29.0

Purchase of reserves	0.2	–	–	–	1.0	–	–	–	1.2

Sale of reserves	(45.7)	–	(0.2)	(4.0)	–	–	–	(3.8)	(53.7)

Net revisions and transfers	–	–	77.0	14.5	1.1	3.8	–	(8.6)	87.8

2009 Production	(12.6)	–	(31.2)	(12.3)	(4.2)	(10.7)	–	(5.9)	(76.9)

Proved reserves at December 31, 2009	101.0	–	267.5	55.9	28.6	39.9	–	39.0	531.9

Discoveries, additions and extensions	5.0	3.4	6.8	9.7	3.4	3.0	–	2.2	33.5

Purchase of reserves	–	1.2	–	–	3.5	–	–	–	4.7

Sale of reserves	(18.5)	(0.2)	–	–	–	–	–	(0.7)	(19.4)

Net revisions and transfers	0.2	–	18.0	1.8	0.9	6.7	–	0.2	27.8

2010 Production	(8.4)	(0.1)	(27.0)	(14.2)	(4.3)	(9.7)	–	(5.1)	(68.8)

Proved reserves at December 31, 2010	79.3	4.3	265.3	53.2	32.1	39.9	–	35.6	509.7

Discoveries, additions and extensions	3.1	18.3	(4.2)	2.3	1.0	13.7	–	0.6	34.8

Purchase of reserves	–	0.7	–	–	–	–	18.8	–	19.5

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Net revisions and transfers	(1.7)	0.6	10.7	7.2	(0.2)	1.1	(0.1)	1.5	19.1

2011 Production	(7.7)	(0.8)	(25.5)	(10.0)	(4.0)	(8.5)	(2.8)	(5.5)	(64.8)

Proved reserves at December 31, 2011	72.7	23.1	246.3	52.7	28.9	46.2	15.9	32.2	518.0

Proved developed

December 31, 2008	143.4	–	173.3	24.8	26.0	24.9	–	35.2	427.6

December 31, 2009	92.6	–	197.1	26.1	23.2	31.2	–	23.7	393.9

December 31, 2010	74.6	0.9	211.9	21.6	21.4	30.8	–	19.6	380.8

December 31, 2011	70.3	9.7	203.1	17.0	20.0	31.1	8.3	19.8	379.3

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Natural Gas (bcf)
Total Proved

Proved reserves at December 31, 2008	2,507.0	137.9	95.6	101.9	1,886.0	386.6	–	223.4	5,338.4

Discoveries, additions and extensions	201.2	544.5	–	(0.5)	88.6	27.9	–	–	861.7

Purchase of reserves	15.9	–	–	–	8.7	–	–	–	24.6

Sale of reserves	(137.6)	(1.5)	(67.0)	–	–	–	–	(220.5)	(426.6)

Net revisions and transfers	(75.3)	0.1	2.9	12.7	14.8	(11.1)	–	(1.0)	(56.9)

2009 Production	(262.7)	(30.3)	(7.0)	(21.1)	(120.6)	(26.7)	–	(0.1)	(468.5)

Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	–	1.8	5,272.7

Discoveries, additions and extensions	286.4	874.7	0.1	6.7	21.2	(37.4)	–	–	1,151.7

Purchase of reserves	–	23.0	–	–	60.7	–	–	–	83.7

Sale of reserves	(867.3)	(7.3)	–	–	–	–	–	(1.8)	(876.4)

Net revisions and transfers	33.2	12.5	4.9	12.1	(3.0)	44.6	–	–	104.3

2010 Production	(203.6)	(80.5)	(5.7)	(32.2)	(141.2)	(35.9)	–	–	(499.1)

Proved reserves at December 31, 2010	1,497.2	1,473.1	23.8	79.6	1,815.2	348.0	–	–	5,236.9

Discoveries, additions and extensions	265.9	953.7	(0.2)	4.6	4.2	7.3	–	–	1,235.5

Purchase of reserves	–	4.8	–	–	–	–	116.9	–	121.7

Sale of reserves	(180.3)	–	–	–	–	–	–	–	(180.3)

Net revisions and transfers	(31.6)	87.3	(1.2)	(1.3)	(107.3)	1.6	–	–	(52.5)

2011 Production	(160.0)	(167.5)	(3.6)	(15.3)	(143.4)	(41.3)	(12.5)	–	(543.6)

Proved reserves at December 31, 2011	1,391.2	2,351.4	18.8	67.6	1,568.7	315.6	104.4	–	5,817.7

Proved developed

December 31, 2008	2,066.8	117.9	65.5	99.0	1,348.9	199.0	–	1.2	3,898.3

December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	–	0.8	3,705.6

December 31, 2010	1,134.7	687.5	22.0	73.3	1,083.1	281.3	–	–	3,281.9

December 31, 2011	1,016.8	965.0	18.3	63.1	965.9	250.4	77.9	–	3,357.4

1
Talisman's estimates of its reserves as at December 31, 2008 were based on single day December 31 pricing methodology. For definitions of reserves, see the notes found on page 23 of this Annual Information Form.

2
Prior to the sale of the Company's Dutch assets in 2009, the UK includes the Netherlands.

DISCOUNTED FUTURE NET CASH FLOWS

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end using existing tax and cost pools. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the US Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2011	2010	2009

Oil and Liquids ($/bbl)

Canada[1]	76.79	62.25	48.43

US	74.91	57.66	–

UK	111.01	78.97	60.18

Norway	108.34	78.21	59.61

Indonesia	111.89	78.71	61.09

Other Southeast Asia[3]	112.11	75.83	59.56

Other[4]	108.69	78.10	59.30

Total	104.26	75.79	57.82

Natural Gas ($/mcf)

Canada	3.92	4.05	3.53

US	4.19	4.63	3.94

UK	6.51	4.57	3.68

Norway	7.25	4.95	5.18

Indonesia	7.64	6.61	4.78

Other Southeast Asia[2]	7.61	5.65	4.44

Other[3]	3.65	–	6.34

Total	5.27	5.22	4.12

1
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3
Other includes Algeria, Colombia, and prior to their sale in 2010 and 2009, respectively, Tunisia and Trinidad and Tobago.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2011	2010	2009

WTI ($/bbl)	96.19	79.42	61.18

Dated Brent ($/bbl)	110.96	79.02	59.91

HH gas ($/mmbtu)	4.12	4.37	3.82

AECO-C (C$/gj)	3.57	3.82	3.58

US$/C$	1.01	0.97	0.87

US$/UK£	1.61	1.60	1.79

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Discounted Future Net Cash Flows from Proved Reserves

	North America		North Sea		Southeast Asia
Years ended December 31 (millions of $)	Canada	US	UK	Norway	Indonesia	Other SEA[2]	Other[3]	Total

2011

Future cash inflows[1]	9,951	9,775	27,326	6,195	9,864	4,711	3,320	71,142

Future costs

Transportation	(315)	(480)	(414)	(150)	(540)	–	(75)	(1,974)

Production	(3,576)	(1,984)	(14,327)	(2,811)	(1,207)	(1,526)	(479)	(25,910)

Development and site restoration	(1,490)	(2,336)	(6,491)	(1,276)	(805)	(779)	(364)	(13,541)

Future costs	(5,381)	(4,800)	(21,232)	(4,237)	(2,552)	(2,305)	(918)	(41,425)

Future inflows before income taxes	4,570	4,975	6,094	1,958	7,312	2,406	2,402	29,717

Future income & production revenue taxes	(809)	(358)	(4,447)	(342)	(3,061)	(784)	(764)	(10,565)

Net cash flows	3,761	4,617	1,647	1,616	4,251	1,622	1,638	19,152

Less 10% annual discount for estimated timing of cash flows	(1,516)	(2,144)	(236)	(318)	(1,551)	(365)	(448)	(6,578)

Discounted cash flows	2,245	2,473	1,411	1,298	2,700	1,257	1,190	12,574

2010

Future cash inflows[1]	10,027	6,029	20,952	4,551	9,612	3,165	1,479	55,815

Future costs

Transportation	(381)	(189)	(398)	(166)	(794)	–	(48)	(1,976)

Production	(3,801)	(1,014)	(11,037)	(2,123)	(1,103)	(1,143)	(268)	(20,489)

Development and site restoration	(1,697)	(1,289)	(4,970)	(852)	(830)	(474)	(121)	(10,233)

Future costs	(5,879)	(2,492)	(16,405)	(3,141)	(2,727)	(1,617)	(437)	(32,698)

Future inflows before income taxes	4,148	3,537	4,547	1,410	6,885	1,548	1,042	23,117

Future income & production revenue taxes	(1,003)	(437)	(2,787)	(45)	(2,845)	(329)	(347)	(7,793)

Net cash flows	3,145	3,100	1,760	1,365	4,040	1,219	695	15,324

Less 10% annual discount for estimated timing of cash flows	(1,258)	(1,588)	(18)	(202)	(1,709)	(222)	(219)	(5,216)

Discounted cash flows	1,887	1,512	1,742	1,163	2,331	997	476	10,108

2009[4]

Future cash inflows[1]	11,604	2,242	16,101	3,814	7,230	2,807	1,265	45,063

Future costs

Transportation	(410)	(8)	(322)	(87)	(727)	–	(53)	(1,607)

Production	(4,432)	(489)	(10,031)	(1,858)	(1,068)	(1,052)	(307)	(19,237)

Development and site restoration	(2,033)	(630)	(4,767)	(947)	(572)	(666)	(199)	(9,814)

Future costs	(6,875)	(1,127)	(15,120)	(2,892)	(2,367)	(1,718)	(559)	(30,658)

Future inflows before income taxes	4,729	1,115	981	922	4,863	1,089	706	14,405

Future income & production revenue taxes	(873)	–	(444)	273	(2,011)	(133)	(240)	(3,428)

Net cash flows	3,856	1,115	537	1,195	2,852	956	466	10,977

Less 10% annual discount for estimated timing of cash flows	(1,671)	(730)	377	(221)	(1,251)	(195)	(173)	(3,864)

Discounted cash flows	2,185	385	914	974	1,601	761	293	7,113

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3
Other includes Algeria and Colombia, and prior to its sale in 2010, Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of $)	2011	2010	2009

Sales of oil & gas produced net of production costs	(5,776)	(4,768)	(3,748)

Net change in prices	8,351	5,416	4,292

Net change in transportation costs	62	(197)	195

Net changes in production costs	(2,755)	391	(619)

Net changes in future development & site restoration costs	(2,052)	(27)	(622)

Development costs incurred during year	1,560	1,603	1,468

Extensions, discoveries and improved recovery	2,132	1,990	930

Revisions of previous reserve estimates	513	679	356

Net purchases	1,039	189	15

Net sales of reserves in place	(75)	(893)	(707)

Accretion of discount	1,556	1,099	729

Net change in taxes	(1,847)	(2,453)	(1,278)

Other	(242)	(34)	292

Net change	2,466	2,995	1,303

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

PRODUCTIVE WELLS

Year ended December 31, 2011	Productive Wells[1,2] Oil Wells		Productive Wells[1,2] Gas Wells		Productive Wells[1,2] Total Wells
Property	Gross	Net	Gross	Net	Gross	Net

North America

Conventional	1,574	1,344.1	2,189	1,445.2	3,763	2,789.3

Shale	8	3.5	632	502.5	640	506.0

Total North America	1,582	1,347.6	2,821	1,947.7	4,403	3,295.3

North Sea

UK

Northern Business Area	241	106.1	2	0.9	243	107.0

Central Business Area	102	84.7	–	–	102	84.7

Norway

Southern North Sea	26	14.1	–	–	26	14.1

Mid North Sea	56	19.1	10	2.1	66	21.2

Total North Sea	425	224.0	12	3.0	437	227.0

Southeast Asia

Indonesia

Corridor PSC	86	30.9	43	14.8	129	45.7

Other Indonesia[3]	1,489	135.1	249	15.6	1,738	150.7

Malaysia	73	30.9	40	16.5	113	47.4

Vietnam	11	3.6	–	–	11	3.6

Australia/Timor-Leste	13	4.4	–	–	13	4.4

Papua New Guinea	–	–	–	–	–	–

Total Southeast Asia	1,672	204.9	332	46.9	2,004	251.8

Latin America

Colombia

Equíon	58	7.2	3	0.3	61	7.5

Other Colombia	–	–	–	–	–	–

Peru	–	–	–	–	–	–

Total Latin America	58	7.2	3	0.3	61	7.5

Other

Algeria	119	12.7	4	1.4	123	14.1

Rest of World[4]	–	–	–	–	–	–

Total Other	119	12.7	4	1.4	123	14.1

Total Worldwide	3,856	1,796.4	3,172	1,999.3	7,028	3,795.7

1
"Productive wells" means producing wells or wells mechanically capable of production.

2
One or more completions in the same borehole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion. Wells containing multiple completions as follows: Southeast Asia: 329 gross oil wells, 11 gross gas wells, 26.2 net oil wells and 0.9 net gas wells; North America: 101 gross oil wells, 761 gross gas wells, 82.3 net oil wells and 518.0 net gas wells; North Sea: 32 gross oil wells, 7.0 net oil wells and no gas wells; Latin America and Other: 1 gross oil well, 0.25 net oil wells and no gas wells.

3
Other Indonesia includes the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Tangguh PSC and Jambi Merang PSC.

4
Rest of World includes Poland, Sierra Leone and the Kurdistan Region of northern Iraq.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

ACREAGE

Year ended December 31, 2011 (thousand acres)	Developed		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America[1]

Shale	43.9	33.6	2,448.7	1,838.9	2,492.6	1,872.5

Conventional[2]	1,019.8	645.3	1,539.2	1,140.7	2,559.0	1,786.0

Frontier[3]	3.2	0.4	4,966.4	2,814.9	4,969.6	2,815.3

Total North America	1,066.9	679.3	8,954.3	5,794.5	10,021.2	6,473.8

North Sea

UK

Northern Business Area	164.2	106.2	338.8	124.1	503.0	230.3

Central Business Area	104.5	82.5	248.0	153.8	352.5	236.3

Other UK	–	–	–	–	–	–

Norway

Southern North Sea	14.7	9.3	177.8	87.7	192.5	97.0

Mid North Sea	28.3	8.8	193.3	79.6	221.6	88.4

Other Norway[4]	–	–	1,250.4	326.4	1,250.4	326.4

Total North Sea	311.7	206.8	2,208.3	771.6	2,520.0	978.4

Southeast Asia

Indonesia[5]	460.9	75.7	15,299.5	4,523.0	15,760.4	4,598.7

Malaysia	98.6	37.6	3,522.6	2,336.5	3,621.2	2,374.1

Vietnam	12.8	2.2	8,548.4	3,676.5	8,561.2	3,678.7

Australia/Timor-Leste	11.0	4.1	259.8	71.1	270.8	75.2

Papua New Guinea	–	–	13,712.0	7,375.0	13,712.0	7,375.0

Total Southeast Asia	583.3	119.6	41,342.3	17,982.1	41,925.6	18,101.7

Latin America

Colombia

Equíon	17.9	3.3	892.7	177.7	910.6	181.0

Other Colombia	–	–	9,677.2	4,470.5	9,677.2	4,470.5

Peru	–	–	8,202.1	3,395.2	8,202.1	3,395.2

Total Latin America	17.9	3.3	18,772.0	8,043.4	18,789.9	8,046.7

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Rest of World[6]	–	–	1,166.9	725.0	1,166.9	725.0

Total Other	196.0	34.4	1,166.9	725.0	1,362.9	759.4

Total Worldwide	2,175.8	1,043.4	72,443.8	33,316.6	74,619.6	34,360.0

1
"Developed" acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres of spacing and, for non-shale wells, the actual Drilling Spacing Unit has been used.

2
"Conventional" acreage is derived by subtracting total shale acreage and total frontier acreage from total acreage. Where the Company has both shale and conventional formations under one title document, acreage is counted only with respect to shale.

3
Frontier includes properties in Alaska, the Northwest Territories, Nunavut and Yukon.

4
Other Norway includes exploration acreage in the Barents Sea.

5
The Corridor PSC constitutes a significant portion of the Company's acreage in Indonesia.

6
Rest of World includes the Kurdistan Region of northern Iraq, Sierra Leone and Poland.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

PRODUCTION

The following tables set forth production for each of the last three fiscal years. All production figures include production from assets which were sold in the year, until the date of completion of the sale.

Year ended December 31, 2011	Oil & Liquids Production (mbbls/d)		Natural Gas Production (mmcf/d)		Total Production (mboe/d)
Property	Gross	Net	Gross	Net	Gross	Net

North America

Canada[1,2]

Conventional	21	17	384	359	85	77

Shale	–	–	56	56	9	9

United States

Conventional	–	–	27	24	5	4

Shale

Marcellus	–	–	413	351	69	58

Other US Shale	2	2	19	13	5	5

Total North America	23	19	899	803	173	153

North Sea

UK

Northern Business Area	44	43	5	5	45	45

Central Business Area	25	25	5	5	26	26

Scandinavia

Southern North Sea	5	5	4	4	5	5

Mid North Sea	24	24	38	38	30	30

Total North Sea	98	97	52	52	106	106

Southeast Asia[3]

Indonesia

Corridor PSC	4	1	337	219	60	38

Other Indonesia[4]	6	3	56	47	16	10

Malaysia	17	7	113	85	36	21

Vietnam	2	2	–	–	2	2

Australia/Timor-Leste	5	4	–	–	5	4

Total Southeast Asia	34	17	506	351	119	75

Latin America

Colombia

Equión	8	6	34	27	13	10

Other Colombia	–	–	–	–	–	–

Peru	–	–	–	–	–	–

Total Latin America	8	6	34	27	13	10

Other

Algeria[5]	15	7	–	–	15	7

Total Other	15	7	–	–	15	7

Total Worldwide	178	146	1,491	1,233	426	351

See footnotes on page 35.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Year ended December 31, 2010	Oil & Liquids Production (mbbls/d)			Natural Gas Production (mmcf/d)			Total Production (mboe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America

Canada[1,2]

Conventional	23	18		530	499		111	101

Shale	–	–		31	31		5	5

United States							–	–

Conventional	–	–		33	28		6	5

Shale

Marcellus	–	–		180	155		30	26

Other US Shale	–	–		5	5		1	–

Total North America	23	18		779	718		153	137

UK

Northern Business Area	58	58		12	12		61	61

Central Business Area	16	16		4	4		16	16

Total UK	74	74		16	16		77	77

Scandinavia

Norway

Southern North Sea	4	4		5	5		5	5

Mid North Sea	35	35		83	83		49	49

Total Scandinavia	39	39		88	88		54	54

Southeast Asia[3]

Indonesia

Corridor PSC	4	1	[3]	344	232	[3]	61	40

Other Indonesia[4]	8	4	[3]	43	35	[3]	15	10

Malaysia	21	12	[3]	98	72	[3]	37	23

Vietnam	2	2	[3]	–	–		2	2

Australia/Timor-Leste	4	3	[3]	–	–		4	3

Total Southeast Asia	39	22		485	339		119	78

Other

Algeria[5]	14	7		–	–		14	7

Tunisia[5,6]	–	–		–	–		–	–

Total Other	14	7		–	–		14	7

Total Worldwide	189	160		1,368	1,161		417	353

See footnotes on page 35.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Year ended December 31, 2009	Oil & Liquids Production (mbbls/d)			Natural Gas Production (mmcf/d)			Total Production (mboe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America

Canada[1,2]

Conventional	34	27		717	645		154	134

Shale	–	–		3	3		–	–

United States

Conventional	–	–		52	45		9	8

Shale

Marcellus	–	–		29	25		5	5

Other US Shale	–	–		2	2		–	–

Total North America	34	27		803	720		168	147

UK

UK

Northern Business Area	48	48		11	11		49	49

Central Business Area	38	38		8	8		40	40

Netherlands	–	–		–	–		–	–

Total UK	86	86		19	19		89	89

Scandinavia

Norway

Southern North Sea	7	7		8	8		8	8

Mid North Sea	27	27		50	50		36	36

Total Scandinavia	34	34		58	58		44	44

Southeast Asia[3]

Indonesia

Corridor PSC	4	2	[3]	312	218	[3]	56	38

Other Indonesia[4]	7	3	[3]	18	12	[3]	10	5

Malaysia	20	12	[3]	73	56	[3]	32	21

Vietnam	5	4	[3]	–	–		5	4

Australia/Timor-Leste	5	5	[3]	–	–		5	5

Total Southeast Asia	41	26		403	286		108	73

Other

Algeria[5]	14	7	[5]	–	–		14	7

Tunisia[5]	1	1	[5]	–	–		1	1

Trinidad and Tobago[5,6]	1	1	[5]	–	–		1	1

Total Other	16	9		–	–		16	9

Total Worldwide	211	182		1,283	1,083		425	362

1
Includes approximately 95 bbls/d, 165 bbls/d and 538 bbls/d of liquids attributable to royalty interests and net profits interests for the years ended December 31, 2011, 2010 and 2009, respectively.

2
Includes approximately 1.8 mmcf/d, 3.7 mmcf/d and 4.5 mmcf/d of gas attributable to royalty interests and net profits interests for the years ended December 31, 2011, 2010 and 2009, respectively.

3
Interests of Indonesian, Malaysian, Vietnamese and Australian and Timor-Leste governments, other than working interests, income taxes or PRT are accounted for as royalties.

4
Other Indonesia includes Ogan Komering PSC, Tangguh PSC, Southeast Sumatra PSC, Jambi Merang PSC and Offshore Northwest Java PSC for the year ended December 31, 2011; Corridor Technical Assistance Contract, the Ogan Komering PSC, Tangguh PSC, Southeast Sumatra PSC, Jambi Merang PSC and Offshore Northwest Java PSC for the year ended December 31, 2010; and the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra Block, Offshore Northwest Java PSC and Tangguh PSC for the year ended December 31, 2009.

5
Interests of the Algerian, Tunisian and Trinidad and Tobago governments, other than working interests or income taxes, are accounted for as royalties.

6
In May 2009, Talisman disposed of its assets in Trinidad and Tobago. In March 2010, Talisman disposed of its assets in Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

DRILLING ACTIVITY

The following tables set forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated.

		Exploration[6]				Development				Total
Year ended December 31, 2011		Oil[3]	Gas[3]	Dry[3]	Total	Oil[3]	Gas[3]	Dry[3]	Total	Oil[3]	Gas[3]	Dry[3]	Total

North America

Conventional	Gross	10	6	–	16	86	43	–	129	96	49	–	145

	Net	9.5	5.5	–	15.0	72.2	36.9	–	109.1	81.7	42.4	–	124.1

Shale	Gross	–	6	–	6	4	272	–	276	4	278	–	282

	Net	–	3.1	–	3.1	2.0	194.2	–	196.2	2.0	197.3	–	199.3

North Sea

UK	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Norway	Gross	3	1	1	5	5	–	5	10	8	1	6	15

	Net	1.0	0.2	0.4	1.6	1.8	–	2.6	4.4	2.8	0.2	3.0	6.0

Southeast Asia

Indonesia	Gross	3	1	3	7	23	4	–	27	26	5	3	34

	Net	0.2	0.1	0.9	1.2	1.3	0.5	–	1.8	1.5	0.6	0.9	3.0

Malaysia	Gross	2	–	–	2	–	2	1	3	2	2	1	5

	Net	1.0	–	–	1.0	–	0.8	0.4	1.2	1.0	0.8	0.4	2.2

Vietnam	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.3	–	–	0.3	0.3	–	–	0.3

Australia/Timor-Leste	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.5	–	–	0.5	0.5	–	–	0.5

Papua New Guinea	Gross	–	1	1	2	–	1	–	1	–	2	1	3

	Net	–	0.5	0.5	1.0	–	0.5	–	0.5	–	1.0	0.5	1.5

Latin America

Colombia	Gross	–	–	1	1	2	–	–	2	2	–	1	3

	Net	–	–	0.5	0.5	0.5	–	–	0.5	0.5	–	0.5	1.0

Peru	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

North Africa[4]	Gross	–	–	–	–	6	–	–	6	6	–	–	6

	Net	–	–	–	–	1.4	–	–	1.4	1.4	–	–	1.4

Rest of World	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Total	Gross	18	15	6	39	129	322	6	457	147	337	12	496

	Net	11.7	9.4	2.3	23.4	80.0	232.9	3.0	315.9	91.7	242.3	5.3	339.3

See footnotes on page 38.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

		Exploration[6]				Development				Total
Year ended December 31, 2010		Oil[3]	Gas[3]	Dry[3]	Total	Oil[3]	Gas[3]	Dry[3]	Total	Oil[3]	Gas[3]	Dry[3]	Total

North America

Conventional	Gross	7	2	–	9	58	42	–	100	65	44	–	109

	Net	7.0	1.4	–	8.4	52.5	21.9	–	74.4	59.5	23.3	–	82.8

Shale	Gross	–	42	–	42	–	157	1	158	–	199	1	200

	Net	–	37.3	–	37.3	–	142.7	1.0	143.7	–	180.0	1.0	181.0

North Sea

UK	Gross	–	–	2	2	1	–	2	3	1	–	4	5

	Net	–	–	1.5	1.5	1.0	–	0.7	1.7	1.0	–	2.2	3.2

Norway	Gross	–	–	2	2	10	–	1	11	10	–	3	13

	Net	–	–	0.2	0.2	4.6	–	0.6	5.2	4.6	–	0.8	5.4

Southeast Asia

Indonesia	Gross	–	–	2	2	23	5	–	28	23	5	2	30

	Net	–	–	0.8	0.8	5.7	1.1	–	6.8	5.7	1.1	0.8	7.6

Malaysia	Gross	–	1	–	1	6	4	–	10	6	5	–	11

	Net	–	0.4	–	0.4	2.5	1.7	–	4.2	2.5	2.1	–	4.6

Vietnam	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.6	–	–	0.6	0.6	–	–	0.6

Australia/Timor-Leste	Gross	–	–	2	2	1	–	–	1	1	–	2	3

	Net	–	–	0.5	0.5	0.3	–	–	0.3	0.3	–	0.5	0.8

Papua New Guinea	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Latin America

Colombia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Peru	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.7	0.7	–	–	–	–	–	–	0.7	0.7

Other

North Africa[4]	Gross	–	–	–	–	14	1	–	15	14	1	–	15

	Net	–	–	–	–	2.0	0.1	–	2.1	2.0	0.1	–	2.1

Rest of World	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Total	Gross	7	45	9	61	115	209	4	328	122	254	13	389

	Net	7.0	39.1	3.7	49.8	69.2	167.5	2.3	239.0	76.2	206.6	6.0	288.8

See footnotes on page 38.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

		Exploration[6]				Development				Total
Year ended December 31, 2009		Oil[3]	Gas[3]	Dry[3]	Total	Oil[3]	Gas[3]	Dry[3]	Total	Oil[3]	Gas[3]	Dry[3]	Total

North America

Conventional	Gross	1	17	1	19	4	42	3	49	5	59	4	68

	Net	1.0	12.9	0.5	14.4	1.7	23.8	1.8	27.3	2.7	36.7	2.3	41.7

Shale	Gross	–	33	–	33	–	62	–	62	–	95	–	95

	Net	–	30.8	–	30.8	–	35.3	–	35.3	–	66.1	–	66.1

North Sea

UK

United Kingdom	Gross	2	–	1	3	7	–	–	7	9	–	1	10

	Net	1.2	–	1.0	2.2	2.6	–	–	2.6	3.8	–	1.0	4.8

Netherlands	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Scandinavia	Gross	2	1	3	6	8	–	–	8	10	1	3	14

	Net	0.4	0.3	1.2	1.9	4.0	–	–	4.0	4.4	0.3	1.2	5.9

Southeast Asia

Indonesia	Gross	1	–	2	3	18	4	1	23	19	4	3	26

	Net	0.1	–	0.2	0.3	3.0	0.2	0.1	3.3	3.1	0.2	0.3	3.6

Malaysia	Gross	–	–	1	1	11	6	–	17	11	6	1	18

	Net	–	–	0.6	0.6	4.7	2.5	–	7.2	4.7	2.5	0.6	7.8

Vietnam	Gross	1	–	2	3	1	–	–	1	2	–	2	4

	Net	0.6	–	1.2	1.8	0.3	–	–	0.3	0.9	–	1.2	2.1

Australia/Timor-Leste	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.3	–	–	0.3	0.3	–	–	0.3

Other

North Africa[4]	Gross	–	–	2	2	7	–	–	7	7	–	2	9

	Net	–	–	0.9	0.9	0.3	–	–	0.3	0.3	–	0.9	1.2

Rest of World[5]	Gross	–	1	–	1	–	–	–	–	–	1	–	1

	Net	–	0.3	–	0.3	–	–	–	–	–	0.3	–	0.3

Total	Gross	7	52	12	71	57	114	4	175	64	166	16	246

	Net	3.3	44.3	5.6	53.2	16.9	61.8	1.9	80.6	20.2	106.1	7.5	133.8

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.

3
A dry well (hole) is an exploratory, development or extension well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency or authority. A productive oil or gas well is an exploratory, development or extension well that is not a dry well.

4
North Africa includes Algeria and Tunisia. Talisman sold its assets in Tunisia in March 2010.

5
In 2009 Rest of World includes Colombia, Peru and the Kurdistan Region of northern Iraq.

6
For all geographic areas other than North America, includes stratigraphic wells that have been plugged and abandoned, and excludes exploration wells that are currently suspended and awaiting completion or abandonment.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

The following table shows the number of wells in the process of drilling, temporarily suspended or in active completion stages as of December 31, 2011. Gross wells means the total number of wells in which Talisman owns a working interest. Net wells means Talisman's working interest owned in gross wells expressed as whole numbers and fractions thereof.

		Wells in the process of drilling, suspended or active completion[1]
		Exploration	Development

North America

	Gross	3	153

	Net	3.0	108.5

North Sea

	Gross	6	3

	Net	3.3	2.1

Southeast Asia[2]

	Gross	19	5

	Net	10.7	0.9

Latin America[3]

	Gross	9	3

	Net	4.2	0.7

Other[4]

	Gross	5	–

	Net	2.6	–

Total

	Gross	42	162

	Net	23.8	110.4

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2
Southeast Asia includes Indonesia, Vietnam, Malaysia, Australia/Timor-Leste and Papua New Guinea.

3
Latin America includes Equión, Talisman's other Colombia assets and Peru.

4
Other includes Poland (exploration) and the Kurdistan Region of northern Iraq (exploration).

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

OTHER OIL AND GAS INFORMATION

Results of Operations from Oil and Gas Producing Activities

Years ended December 31		North America		North Sea		Southeast Asia
(millions of $)		Canada	US	UK	Norway	Indonesia	Other SEA[2]	Other[3]	Total

2011
Net oil and gas revenue derived from proved reserves[1]		1,040	633	2,823	1,252	1,126	756	543	8,173

Less:	Production costs	328	121	921	367	146	226	72	2,181

	Transportation	35	33	37	47	55	–	9	216

	Exploration and dry hole expense	54	29	64	81	114	218	107	667

	Depreciation, depletion and amortization	581	352	492	354	73	217	120	2,189

	Tax expense	12	38	847	329	365	100	91	1,782

Results of operations		30	60	462	74	373	(5)	144	1,138

2010
Net oil and gas revenue derived from proved reserves[1]		1,365	304	2,172	1,354	852	624	194	6,865

Less:	Production costs	421	59	793	296	127	153	27	1,876

	Transportation	48	11	33	62	60	–	7	221

	Exploration and dry hole expense	43	2	76	41	55	90	179	486

	Depreciation, depletion and amortization	562	221	553	440	50	247	29	2,102

	Tax expense	75	4	396	401	269	80	15	1,240

Results of operations		216	7	321	114	291	54	(63)	940

2009[4]
Net oil and gas revenue derived from proved reserves[1]		1,667	126	2,183	986	700	620	265	6,547

Less:	Production costs	555	30	872	285	104	151	48	2,045

	Transportation	55	4	46	54	55	–	8	222

	Exploration and dry hole expense	222	53	48	92	26	302	142	885

	Depreciation, depletion and amortization	894	151	837	411	51	331	48	2,723

	Tax expense (recovery)	(15)	(43)	255	112	219	–	33	561

Results of operations		(44)	(69)	125	32	245	(164)	(14)	111

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

3
The reporting segment entitled "Other" includes Algeria, Colombia (Equión and Talisman's other Colombia assets), Peru, Poland, Sierra Leone, the Kurdistan Region of northern Iraq and, prior to their sales in 2010 and 2009, respectively, Tunisia and Trinidad and Tobago.

4
2011 and 2010 amounts are reported in US$ and are in accordance with IFRS; 2009 amounts are reported in Canadian dollars and are in accordance with Canadian GAAP.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Capitalized Costs Relating to Oil and Gas Activities

Years ended December 31		North America		North Sea		Southeast Asia
(millions of $)		Canada	US	UK	Norway	Indonesia	Other SEA[1]	Other[2]	Total

2011
Proved properties		7,037	3,798	8,730	3,890	1,415	3,110	1,323	29,303

Unproved properties		1,196	1,165	195	276	192	259	389	3,672

Incomplete wells and facilities		8	–	15	52	1	45	161	282

		8,241	4,963	8,940	4,218	1,608	3,414	1,873	33,257

Less:	Accumulated depreciation, depletion and amortization	3,660	1,040	4,806	2,012	577	1,463	476	14,034

Net capitalized costs		4,581	3,923	4,134	2,206	1,031	1,951	1,397	19,223

2010
Proved properties		6,554	2,113	8,092	3,280	1,358	2,556	611	24,564

Unproved properties		669	1,202	253	258	137	574	346	3,439

Incomplete wells and facilities		15	–	28	16	16	27	43	145

		7,238	3,315	8,373	3,554	1,511	3,157	1,000	28,148

Less:	Accumulated depreciation, depletion and amortization	3,152	693	4,347	1,669	499	1,251	364	11,975

Net capitalized costs		4,086	2,622	4,026	1,885	1,012	1,906	636	16,173

2009[3]
Proved properties		10,933	1,351	8,603	3,313	1,275	2,635	410	28,520

Unproved properties		856	410	435	136	70	490	552	2,949

Incomplete wells and facilities		30	10	9	7	2	56	78	192

		11,819	1,771	9,047	3,456	1,347	3,181	1,040	31,661

Less:	Accumulated depreciation, depletion and amortization	4,891	608	4,498	1,414	488	1,176	203	13,278

Net capitalized costs		6,928	1,163	4,549	2,042	859	2,005	837	18,383

1
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

2
The reporting segment entitled "Other" includes Algeria, Colombia (Equión and Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of northern Iraq and, prior to their sale in 2010 and 2009, respectively, Tunisia and Trinidad and Tobago.

3
2011 and 2010 amounts are reported in US$ and are in accordance with IFRS; 2009 amounts are reported in Canadian dollars and are in accordance with Canadian GAAP.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Costs Incurred in Oil and Gas Activities

Years ended December 31	North America		North Sea		Southeast Asia
(millions of $)	Canada	US	UK	Norway	Indonesia	Other SEA[1]	Other[2]	Total

2011
Property acquisition costs
Proved properties	3	208	–	15	–	11	570	807

Unproved properties	590	51	–	–	–	26	17	684

Exploration costs	93	14	52	116	105	349	248	977

Development costs	528	1,427	554	520	129	96	157	3,411

Decommissioning costs	177	35	34	95	13	3	(2)	355

Total costs incurred	1,391	1,735	640	746	247	485	990	6,234

2010
Property acquisition costs
Proved	5	133	–	–	117	–	–	255

Unproved	3	1,029	–	191	54	39	52	1,368

Exploration costs	199	19	93	87	72	163	234	867

Development costs	581	909	497	485	74	250	100	2,896

Decommissioning costs	66	(11)	470	18	6	17	7	573

Total costs incurred	854	2,079	1,060	781	323	469	393	5,959

2009[3]
Property acquisition costs
Proved	147	1	–	–	2	–	–	150

Unproved	394	392	–	–	8	343	47	1,184

Exploration costs	339	188	149	157	28	195	217	1,273

Development costs	436	120	523	578	43	385	59	2,144

Decommissioning costs	(17)	4	208	41	10	5	4	255

Total costs incurred	1,299	705	880	776	91	928	327	5,006

1
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

2
The reporting segment entitled "Other" includes Algeria, Colombia (Equión and Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of northern Iraq and, prior to their sale in 2010 and 2009, respectively, Tunisia and Trinidad and Tobago.

3
2011 and 2010 amounts are reported in US$ and are in accordance with IFRS; 2009 amounts are reported in Canadian dollars and are in accordance with Canadian GAAP.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Product Netbacks After Royalties1

Net of Royalties ($)	2011	2010	2009[2]

North America

Oil and liquids (US$/bbl)

Sales price	75.19	62.59	48.13

Transportation	1.08	0.90	0.65

Operating costs	13.40	14.25	12.71

	60.71	47.44	34.77

Natural gas (US$/mcf)

Sales price	3.93	4.79	4.12

Transportation	0.21	0.20	0.17

Operating costs	1.21	1.48	1.43

	2.51	3.11	2.52

North Sea

Oil and liquids (US$/bbl)

Sales price	110.75	80.13	60.66

Transportation	1.71	1.44	1.35

Operating costs	35.78	25.75	22.72

	73.26	52.94	36.59

Natural gas (US$/mcf)

Sales price	8.62	6.35	4.87

Transportation	1.24	0.95	1.03

Operating costs	1.90	0.79	0.65

	5.48	4.61	3.19

Southeast Asia[2]

Oil and liquids (US$/bbl)

Sales price	115.82	80.54	62.32

Transportation	1.20	0.88	0.53

Operating costs	40.99	25.07	16.54

	73.63	54.59	45.25

Natural gas (US$/mcf)

Sales price	9.30	6.72	5.60

Transportation	0.37	0.43	0.42

Operating costs	0.98	0.72	0.58

	7.95	5.57	4.60

Other[3]

Oil (US$/bbl)

Sales price	110.32	82.69	64.83

Transportation	1.76	2.87	2.19

Operating costs	11.82	11.41	10.02

	96.74	68.41	52.62

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Product Netbacks After Royalties1 (continued)

Net of Royalties ($)	2011	2010	2009[2]

Natural Gas (US$/mcf)

Sales price	4.22	–	–

Transportation	0.06	–	–

Operating costs	1.86	–	–

	2.30	–	–

Total Company

Oil and liquids (US$/bbl)

Sales price	107.04	78.19	58.99

Transportation	1.58	1.35	1.17

Operating costs	31.49	23.74	19.61

	73.97	53.10	38.21

Natural gas (US$/mcf)

Sales price	5.92	5.59	4.63

Transportation	0.31	0.34	0.30

Operating costs	1.24	1.22	1.17

	4.37	4.03	3.16

1
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

2
Southeast Asia includes Indonesia, Vietnam, Malaysia and Australia/Timor-Leste.

3
Other includes Algeria, Colombia (Equión and Talisman's other Colombia assets) and Peru.

DELIVERY COMMITMENTS

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 23 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2011.

Competitive Conditions

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators, and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Corporate Responsibility and Environmental Protection

CORPORATE POLICIES

Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Talisman's Policy on Business Conduct and Ethics ("PBCE"), a statement of the Company's ethical principles, is the foundation of the Company's corporate responsibility framework. As a condition of employment, all employees of Talisman are required to read the PBCE and understand how it relates to their business dealings.

Each year, all employees are required to complete Talisman's Online Ethics Awareness Training. The purpose of the training is to provide employees and contractors with the opportunity to review the Company's expectations for their ethical behaviour and apply ethical decision-making skills to their activities as they relate to Talisman's operations. In 2011, the training was revised to include instructive scenarios which better explain the implications of new rules regarding bribery and corruption, which were incorporated into the PBCE in 2010. These changes reflect a strong Company stance on corruption with the prohibition of facilitation payments made to government officials for the conduct of routine tasks and a statement articulating the Company's zero tolerance approach to corruption. All employees and directors are required to complete a declaration annually, which confirms their compliance with the PBCE or, alternatively, to disclose any exceptions. When exceptions are reported, they are reviewed individually by the Chief Executive Officer and reported to the Board of Directors.

Talisman also has a security policy (the "Security Policy"). Both the PBCE and the Security Policy incorporate reference to the Voluntary Principles on Security and Human Rights (the "Voluntary Principles"). Having become the first Canadian company to join the initiative in 2008, Talisman continues to work on implementing the Voluntary Principles. Talisman reported to the Voluntary Principles Plenary Session on performance in 2011 and sits on the Steering Committee as a representative for the Corporate Pillar.

Talisman launched its Global Community Relations Policy in early 2011. The Company is moving forward with implementation to support this commitment to fair and transparent engagement with community stakeholders based on systems and processes that are replicable across the Company's operations. The next three years will involve the introduction of the standards, systems, tools and training that are required support to the policy. The policy is an evolution in the Company's approach to community engagement and builds upon a suite of community relations practices already employed at Talisman's operations.

During 2011, Talisman was active in the United Nations Global Compact's ("UNGC") LEAD initiative. Participation in the initiative is by invitation to the top tier of companies in the Global Compact. The objective of Global Compact LEAD is to promote higher levels of corporate sustainability performance. During 2011, as a demonstration of commitment to the LEAD program, Talisman participated in an initiative to test the Global Compact's guidance on conducting business responsibly in areas of conflict. This work will continue in 2012.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION

The Board of Directors and all executive officers are accountable for Talisman's health, safety, security, environment and operational performance. Talisman's Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee of the Board of Directors and the Company's executive officers regularly review the Health, Safety, Security, Environment and Operational Assurance ("HSSE and Operational Assurance") internal controls, performance reports, significant issues, exposures and strategic initiatives. To ensure the implementation of Talisman's Global Health, Safety and Environment Policy ("HSE Policy"), Talisman utilizes the integrated Talisman Operations Management System with supporting HSSE and Operational Assurance global standards, processes and procedures to achieve its HSE objectives.

Talisman has a Senior Vice-President of HSSE and Operational Assurance, supported by regional HSSE leads and teams, in its global HSSE and Operational Assurance organization. The HSSE and Operational Assurance organization's primary roles are to:

•
Develop HSSE and Operational Assurance standards, processes and procedures, systems, guidelines and performance metrics;

•
Monitor and report HSSE and Operational Assurance performance;

•
Manage an assurance process to assess conformance to Talisman's HSE Policy, global standards, processes and procedures;

•
Build and provide HSSE and Operational Assurance technical expertise and functional competencies, share best practices and manage career development; and

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

•
Provide HSSE and Operational Assurance expertise and support to line management.

The goal of Talisman's HSE Policy is to "create a working environment such that we cause no harm to people, and where we minimize our impact on the environment." To achieve this, the HSE Policy requires that Talisman will:

•
Always comply with the law, or Talisman standards, whichever are higher;

•
Operate its business to ensure proactive risk mitigation and continuous improvement;

•
Set goals and targets, and measure performance against them;

•
Hold itself and its contractors accountable to meet Talisman standards; and

•
Communicate openly with those who may be affected by its activities.

Talisman has created a five-year plan to develop and implement global HSSE and Operational Assurance standards based on the tenets of the HSE Policy. To date, the following standards have been introduced and are being implemented: Global Performance Indicator Periodic Reporting, Incident Reporting, Investigation and Analysis, Contractor HSE Management, Equipment Integrity, Integrated Emergency Response and Crisis Management, Leadership and Commitment, Management of Change, Risk Management and Safety Culture.

Safe operations in all Talisman activities is a core value of the Company; if operational results and safety ever come into conflict, Talisman employees and contractors are empowered to choose safety over operational results. Talisman will support that choice. Talisman's safety culture is driven by strong commitment from senior management and safety accountability at all levels of the organization.

The HSE Policy and HSSE and Operational Assurance standards, processes and procedures within the Talisman's Operating Management System include mechanisms to minimize environmental impacts; ensure compliance with legislation, permits, and licences; and appropriately assess risks. Talisman regularly reports to and consults with government agencies in its operating regions and submits to routine regulatory inspections. Internal and third-party audits are conducted regularly to ensure that operations comply with legislation, facility permits and licences, and internal standards. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities.

More information about Talisman's corporate responsibility and HSSE practices and performance is available on the Company's corporate website at www.talisman-energy.com.

Employees

At December 31, 2011, Talisman's permanent staff complement was 3,6951, as set forth in the table below.

Permanent Staff complement[2] as at December 31, 2011

North America	2,098

North Sea	821

Southeast Asia	540

Latin America	143

Rest of World[3]	93

Total	3,695

1
This represents an increase of 617 from 2010. The increase in Talisman's permanent employee count is largely attributable to new hires related to the ramp-up in the Eagle Ford play, increases in core workforce levels in US shale, contractor conversions to permanent staff in the UK, hiring in Southeast Asia and functional strengthening in Corporate Services.

2
Contractors and temporary staff are not included in complement numbers.

3
Rest of World includes Algeria, the Kurdistan Region of northern Iraq and Poland.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Description of Capital Structure

SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. The outstanding shares consist of Common Shares and Series 1 First Preferred Shares, all of which are fully paid and non-assessable.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

First and Second Preferred Shares

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on a parity with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the first preferred shares are not entitled to receive notice of meetings of shareholders. The first preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of 12 months.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the second preferred shares are not entitled to receive notice of meetings of shareholders. The second preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of 12 months.

Series 1 and Series 2 First Preferred Shares

The holders of the outstanding Series 1 First Preferred Shares are entitled to receive, as and when declared by the board of directors, fixed cumulative preferential cash dividends for the initial period from the date of issue to December 31, 2016, at an annual rate of $1.05 per share, payable quarterly on the last day of March, June, September and December in each year. For each five-year period after the initial period, the holders of Series 1 First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends, payable quarterly on the last day of March, June, September and December in each year, in the amount per share determined by multiplying $25.00 by one-quarter of the sum of the yield on a five-year Government of Canada bond 30 days prior to the start of such period and 2.77%. The Series 1 First Preferred Shares are redeemable by the Company in whole or in part on or after December 31, 2016 and on December 31 in every fifth year thereafter, by the payment of $25.00 per share plus all accrued and unpaid dividends. The holders of the Series 1 First Preferred Shares are not entitled to any voting rights unless dividends on the Series 1 First Preferred Shares are in arrears to the extent of eight quarterly dividends. Until all arrears of dividends have been paid, holders of Series 1 First Preferred Shares will be entitled to one vote in respect of each Series 1 First Preferred Share held with respect to resolutions to elect directors. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Series 1 First Preferred Shares shall be entitled to receive $25.00 per share plus all accrued and unpaid dividends thereon, in preference over the Common Shares or any shares ranking junior to the Series 1 First Preferred Shares. The holders of the Series 1 First Preferred Shares

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

are not entitled to any voting rights unless dividends on the Series 1 First Preferred Shares are in arrears to the extent of eight quarterly dividends. Until all arrears of dividends have been paid, holders of Series 1 First Preferred Shares will be entitled to one vote in respect of each Series 1 First Preferred Share held with respect to resolutions to elect directors.

The holders of the Series 1 First Preferred Shares have the right to convert all or any of the their shares into an equal number of Cumulative Redeemable Rate Reset First Preferred Shares, Series 2 of the Company (the "Series 2 First Preferred Shares"), subject to certain conditions, on December 31, 2016 and on December 31 in every fifth year thereafter. The holders of the Series 2 First Preferred Shares will be entitled to receive, as and when declared by the board of directors, quarterly floating rate cumulative preferential cash dividends payable on the last day of March, June, September and December in each year in the amount per share determined by multiplying $25.00 by the sum of the average yield (expressed as an annual rate) of the 90-day Government of Canada treasury bill rate, available 30 days before the start of the quarter, and 2.77% and further multiplying that product by a fraction, the numerator of which is the actual number of days in the quarter and the denominator of which is the number of days in the applicable year. The holders of Series 2 First Preferred Shares will have the right to convert all or any of their shares into an equal number of Series 1 First Preferred Shares, subject to certain conditions, on December 31, 2021 and on December 31 in every fifth year thereafter. The Series 2 First Preferred Shares are also redeemable by the Company in whole or in part at different prices depending on the time of redemption. Other than the different dividend rights, redemption rights and conversion rights attached thereto, the Series 1 First Preferred Shares and Series 2 First Preferred Shares are identical in all material respects.

RATINGS

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and cost of operations. Specifically, credit ratings impact the Company's ability to obtain short-term and long-term financing and the cost of such financings. A negative change in the Company's ratings outlook or any downgrade in the Company's current investment-grade credit ratings by its rating agencies, particularly below investment grade, could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into, or the associated costs of entering into, hedging transactions or other ordinary course contracts on acceptable terms, and a decline in the credit ratings or outlook may require the Company to post collateral or post additional collateral under certain of its contracts. The Company believes its credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2011.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Services ("Moody's")	Fitch Rating Services ("Fitch")	DBRS Limited ("DBRS")

Senior Unsecured/Long-Term Rating	BBB	Baa2	BBB	BBB (high)

US Commercial Paper/Short-Term Rating	A-2	P-2	F2	–

Series 1 First Preferred Shares	P-3	–	BB+	Pfd-3

Outlook/Trend	Stable	Stable	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The ratings agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. The credit ratings assigned to the Company's senior unsecured long-term debt securities, the Company's US commercial paper ("US Commercial Paper") and Series 1 Preferred Shares are not recommendations to purchase, hold or sell the securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of these securities. In addition, real or anticipated changes in the rating assigned to the securities will generally affect the market value of the securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-)

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

S&P's credit rating for short-term issues range from A-1 to D, representing the range from highest to lowest quality of such securities rated. According to the S&P a short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

S&P's preferred share scale ranges from P1 to C, representing the range from highest to lowest quality of such securities rated. The ratings can be modified by "high," "mid" or "low" grades which indicate relative standing within the major rating categories. According to the S&P rating system, securities rated P-3 exhibit adequate protection parameters and are less vulnerable to non-payment than other speculative issues.

Moody's long-term debt credit ratings are on a scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium grade and, as such, may possess certain speculative characteristics.

Moody's short-term debt ratings are on a scale of P-1 to NP, representing the range from least credit risk to greatest credit risk of such securities rated. Short-term ratings are opinions of the ability of issuers to honour short-term financial obligations, typically with an original maturity not exceeding 13 months. According to Moody's rating system, issuers rated P-2 have a strong ability to repay short-term debt obligations.

Fitch's long-term debt credit ratings are on a scale that ranges from AAA to RD/D, representing the range from highest to lowest quality of such securities rated. According to Fitch's rating scale, obligations rated BBB are of good credit quality, expectations of default risk are low and the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

Fitch does not have ratings categories specifically applicable to preferred shares; it rates the securities of an entity generally on a scale ranging from a high of AAA to a low of D. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Securities rated BB indicate that business or financial flexibility exists which could support the servicing of financial commitments in the event of adverse changes in business or economic conditions over time.

Fitch's short-term credit ratings are on a scale that ranges from F1 to D, representing the range from highest to lowest quality of such securities rated. According to Fitch's rating scale, obligations rated F2 are of good credit quality, and have good intrinsic capacity for timely payment of financial commitments.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low" to indicate the relative standing of a credit within a particular rating category. The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

DBRS' preferred share rating scale ranges from Pfd-1 to D, representing the range from highest to lowest quality of such securities rated. Each rating category is denoted by the subcategories "high" and "low".

The absence of either a "high" or a "low" designation indicates that the rating is in the "middle" of the category. According to DBRS, preferred shares with a Pfd-3 rating are of adequate credit quality and correspond to companies whose long-term debt is rated in the higher end of the BBB category.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Market for the Securities of the Company

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's Series 1 First Preferred Shares are listed on the TSX under the trading symbol TLM.PR.A. The Company's UK£250 million 6.625% Notes are listed on the London Stock Exchange.

TRADING PRICE AND VOLUME

The following sets out the high and low prices and the volume of trading for the Company's Common Shares and Series 1 First Preferred Shares (as traded on the TSX) for the periods indicated.

Common Shares

Year	Month	High (C$)	Low (C$)	Volume

2011	January	23.30	21.50	81,636,002

	February	24.82	22.26	78,096,851

	March	24.47	21.85	87,683,816

	April	24.30	21.74	74,459,694

	May	23.49	19.74	103,553,159

	June	20.49	18.21	113,136,076

	July	20.25	17.34	106,013,309

	August	17.59	14.98	138,643,247

	September	16.55	12.45	135,531,542

	October	14.90	11.34	178,195,129

	November	14.86	12.50	108,859,519

	December	14.17	11.53	108,737,956

Series 1 Preferred Shares

Year	Month	High (C$)	Low (C$)	Volume

2011	December[1]	24.88	23.85	146,815

1
The prices and volume reflect the period between December 13, 2011, the date Series 1 Preferred Shares were issued, and December 31, 2011.

PRIOR SALES

In 2011, Talisman granted 6,686,170 options under its Employee Stock Option Plan.

DIVIDENDS

In 2011, the Company paid semi-annual dividends on Talisman's Common Shares totaling $0.27 per share, representing an 11% increase from the semi-annual dividends paid by the Company in 2010. The dividends were paid on June 30 and December 31, 2011. Talisman has paid dividends on its Common Shares semi-annually, on June 30 and December 31 in each year, for more than 10 years. While the Company's recent practice has been to pay dividends semi-annually, Talisman does not have a specific dividend policy and the declaration of dividends is at the sole discretion of its Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2011 are "eligible dividends" pursuant to provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2012 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual dividends on its Common Shares over the last three years:

Date	Rate Per Common Share

June 30, 2009	C$0.1125

December 31, 2009	C$0.1125

June 30, 2010	C$0.125

December 31, 2010	C$0.125

June 30, 2011	US$0.135

December 31, 2011	US$0.135

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Directors and Officers

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the next annual meeting of shareholders.

DIRECTORS

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board of Directors, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company as at March 1, 2012.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, Educational Qualifications, Other Current Public
Company Directorships or Directorships in Non-Public Companies,
		Organizations or other Entities that Require a Significant Time Commitment

Christiane Bergevin[3,5] Montreal, Québec Canada Age: 49[9]	2009	Christiane Bergevin has been the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. ("SNC-Lavalin") (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program.
		Current public company directorships[7]: Fiere Sceptre Inc.
		Other current directorships are[8]: Chambre de commerce du Montreal metropolitain and The Canadian Chamber of Commerce

Donald J. Carty, O.C.[1,4] Dallas, Texas United States Age: 65[9]	2009	Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honourary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.
		Current public company directorships[7]: Dell Inc., Barrick Gold Corp. and Canadian National Railway Co., and Gluskin Sheff & Associates.
		Other current directorships are[8]: Porter Airlines Inc, Virgin America Airlines and Southern Methodist University.

William R.P. Dalton[1,3,6] Scottsdale, Arizona United States Age: 68[9]	2005	William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honourary Doctorate (Honourary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.
		Current public company directorships[7]: TUI Travel plc, HSBC USA Inc. and HSBC Bank USA, National Association
		Other current directorships are[8]: Associated Electric and Gas Insurance Services ("AEGIS"), AEGIS Managing Agency for Lloyds of London Syndicate 1225, United States Cold Storage Inc., HSBC North America Holdings Inc. and HSBC National Bank USA

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Kevin S. Dunne[5,6] Tortola, British Virgin Islands Age: 63[9]	2003	Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations ("ADCO"), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
		Current public company directorships[7]: None
		Other current directorships are[8]: None

Harold N. Kvisle[2,4,6] Calgary, Alberta Canada Age: 59[9]	2010	Harold Kvisle was the President and Chief Executive Officer of TransCanada Corporation (pipeline and power company), since May 2003, and of TransCanada PipeLines Limited ("TCPL") (pipeline company), since May 2001, until his retirement in June 2010. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.
		Current public company directorships[7]: Bank of Montreal and ARC Resources Ltd.
		Other current directorships are[8]: Nature Conservancy of Canada and Northern Blizzard Resources Ltd.

John A. Manzoni[2,5] Calgary, Alberta Canada Age: 52[9]	2007	John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the 24 years prior to that, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc (international integrated oil and gas company) and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc. Mr. Manzoni was named "International Business Leader of the Year" by the Canadian Chamber of Commerce in 2010 and he was awarded an honourary degree of Doctor of Science from Aberdeen University in 2011. Mr. Manzoni holds a Master of Science in Management degree as a Sloan Fellow from Stanford University and a Master of Science degree in Petroleum Engineering and a Bachelor of Science degree (Honours) in Civil Engineering from Imperial College in London, England.
		Current public company directorships[7]: SAB Miller
		Other current directorships are[8]: None

Lisa A. Stewart[4,6] Houston, Texas United States Age: 54[9]	2009	Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and Independent Petroleum Association of America ("IPAA").
		Current public company directorships[7]: None
		Other current directorships are[8]: Sheridan Production Partners

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Peter W. Tomsett[4,5] West Vancouver, British Columbia Canada Age: 54[9]	2009	Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.
		Current public company directorships[7]: Silver Standard Resources Inc. and North American Energy Partners Inc.
		Other current directorships are[8]: None

Michael T. Waites[1,6] Vancouver, British Columbia Canada Age: 58[9]	2011	Michael Waites became the President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) in May 2008. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a B.A. (Honours) in Economics from the University of Calgary, a Masters of Business Administration from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics, from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.
		Current public company directorships[7]: Finning International Inc.
		Other current directorships are[8]: None

Charles R. Williamson[2] Sonoma, California United States Age: 63[9]	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August until his retirement in December 2005. From 2001 to 2005 he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
		Current public company directorships[7]: Weyerhaeuser Company and PACCAR Inc.
		Other current directorships are[8]: None

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Charles M. Winograd[1,3] Toronto, Ontario Canada Age: 64[9]	2009	Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).
Current public company directorships[7]: RioCan Real Estate Investment Trust
Other current directorships are[8]: RBC Dexia, Tamir Fishman (Israel), Mount Sinai Hospital and James Richardson & Sons, Limited.

1
Member of the Audit Committee.

2
Member of the Executive Committee.

3
Member of the Governance and Nominating Committee.

4
Member of the Human Resources Committee.

5
Member of the Health, Safety, Environment and Corporate Responsibility Committee.

6
Member of the Reserves Committee.

7
Refers only to issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

8
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

9
Ages are calculated as at March 1, 2012.

OFFICERS

The following table sets out the name, city, province and country of residence and office held for each of the executive officers, the corporate secretary and assistant corporate secretaries of the Company as at March 1, 2012.1

Name and Province or State and Country of Residence	Office

John A. Manzoni[2] Calgary, Alberta, Canada	President and Chief Executive Officer

L. Scott Thomson[3] Calgary, Alberta, Canada	Executive Vice-President, Finance, and Chief Financial Officer

A. Paul Blakeley[4] Singapore	Executive Vice-President, International Operations (East)

Richard Herbert[5] Calgary, Alberta, Canada	Executive Vice-President, Exploration

Robert R. Rooney[6] Calgary, Alberta, Canada	Executive Vice-President, Legal and General Counsel

Paul R. Smith[7] Calgary, Alberta, Canada	Executive Vice-President, North American Operations

Helen J. Wesley[8] Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

C. Tamiko Ohta Calgary, Alberta, Canada	Corporate Secretary

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Leslie A. Lawson Calgary, Alberta, Canada	Assistant Corporate Secretary

Daryn V. MacEachern Calgary, Alberta, Canada	Assistant Corporate Secretary

1
Tony Meggs was appointed Executive Vice-President, Special Projects in February 2012, effective April 1, 2012. From May 2011 to February 2012, he was Senior Advisor and Management Committee Member at Talisman. Mr. Meggs has served on the board of directors of numerous private and public companies and served as Co-Chair of an MIT Study of the Future of Natural Gas published in June of 2011. Prior to 2008, he held several positions, including Group Head of Technology; Group Vice President, Exploration and Production; and various management positions in BP Exploration and Production.

2
John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. From 2002 to 2007, he served as Chief Executive, Refining and Marketing of BP Group.

3
Scott Thomson has held his current position since 2008. From August 2006 to June 2008, Mr. Thomson served as Executive Vice-President, Corporate Development and Planning at BCE and Bell Canada.

4
Paul Blakeley has held his current position since April 2006. From January 2006 to April 2006, he served as Vice-President, Southeast Asia. Prior to that, he served as Vice-President, UK and, prior to that he served as General Manager, UK.

5
Richard Herbert was appointed Executive Vice-President, Exploration on March 2, 2009. From 2003 to 2008, he was Executive Vice-President, Technology at TNK-BP.

6
Robert Rooney has held his current position since 2008. Mr. Rooney has served on the board of directors of numerous private and public companies. Until November 2005, Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group.

7
Paul Smith was appointed Executive Vice-President, North American Operations on September 4, 2009. From March 2, 2009 to September 3, 2009, he was Executive Vice-President, International Operations (West). Prior to that, he was Upstream Vice President at TNK-BP from 2007 to 2009. From 2005 to 2007, he was Vice President, Northern North Sea at BP.

8
Helen Wesley was appointed Executive Vice-President, Corporate Services in March 2010. From October 2009 to March 2010, Ms. Wesley was Vice President and Treasurer at Suncor Energy and, from January 2006 to October 2009, she was VP, Finance responsible for finance, IT and supply chain management for Petro-Canada's international and offshore business, located in London, England.

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

As of January 31, 2012, the aforementioned directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 441,504 Common Shares of the Company, representing 0.04% of the issued and outstanding Common Shares on January 31, 2012 and 300 Series 1 Preferred Shares, representing less than 1% of the issued and outstanding Series 1 Preferred Shares.

CONFLICTS OF INTEREST

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

As described in "Corporate Responsibility and Environmental Protection," Talisman has adopted the PBCE, which applies to all directors, officers and employees of Talisman and its subsidiaries. As required by the PBCE, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers and employees are required to abide by an internal Conflict of Interest in Employment Policy.

Audit Committee Information

Information concerning the Audit Committee of the Company, as required by National Instrument 52-110, is provided in Schedule D to this Annual Information Form.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those presented and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. If any of the events or circumstances described below actually occurs, Talisman's business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of Talisman's securities could decline. The following risk factors should be read in conjunction with the other information contained herein and in the consolidated financial statements and the related notes.

VOLATILITY OF OIL AND NATURAL GAS PRICES

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries ("OPEC"), world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption and weather conditions. About 60% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 40% of natural gas prices realized by Talisman are from markets outside of North America, primarily in Southeast Asia. These other prices are typically determined by long-term contracts that are linked to international oil and/or oil prevalent prices. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, curtailment in production or unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties.

Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and therefore an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

EXCHANGE RATE FLUCTUATIONS

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

(including the Company's consolidated financial statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

CAPITAL ALLOCATION AND PROJECT DECISIONS

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. In 2012, Talisman plans to spend approximately $4 billion in cash capital expenditures, the majority of which is to be allocated among Talisman's North America, Southeast Asia, North Sea and exploration portfolios. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised.

Material changes to project outcomes, in any of production volumes and rates, realized commodity price, cost or tax and/or royalties, could have a material impact on the Company's cash flow and financial performance.

The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market availability. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also "Risk Factors – Credit and Liquidity" and "Risk Factors – Interest Rates".

OPERATIONAL RISKS

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2011, Talisman initiated drilling operations in the Kurdistan Region of northern Iraq, Papua New Guinea, Poland and offshore deepwater Indonesia. The Company plans to continue to seek new leases and drill in similar environments.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in activities and operations of the Company, including but not limited to, well fracturing are subject to many health and safety risks and hazards, which could result in occupational illness or health issues, personal injury and loss of life, facility quarantine and/or facility and personnel evacuation. In particular, employees working in well fracturing operations are subject to the possibility of loss of containment. This could lead to the release of high pressure materials as well as collateral shrapnel from piping and vessels which could result in personal injury and loss of life.

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest or criminal acts in locations where Talisman operates. In particular, the Company faces increased security risks in the Kurdistan Region of northern Iraq and Colombia within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial position, results of operations and cash flows.

REGULATORY APPROVALS AND CHANGES TO LAWS AND REGULATIONS

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also "Risk Factors – Fiscal Stability" and "Risk Factors – Socio-Political Risks."

Changes to existing laws and regulations or new laws and regulations such as those described below could, if adopted, have an adverse effect on Talisman's business by increasing costs, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. The Company cannot predict what additional laws or regulations (or amendments to existing laws or regulations) may be proposed or when such proposals, if enacted, might become effective. For example, the state of New York updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program will likely cause delays in shale gas development in that state. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other state laws. In Quebec, delays in shale gas development are expected to continue as the province implements the various recommendations made by the BAPE, including the main recommendation that a strategic environmental assessment on shale gas development be performed. See also "Risk Factors – Operational Risks – Hydraulic Fracturing" and "Corporate Responsibility and Environmental Protection – Other Environmental Information Affecting the Company."

There have also been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas ("GHG") emissions, hydraulic fracturing (including associated additives, water use and disposal) and shale gas development generally. Such additional laws or regulations could also impact the Company's development schedule or costs of development and significantly affect the Company's operations and financial condition. See also "Risk Factors – Environmental Risks."

Talisman may also face regulatory delays in other areas. In particular, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental permits to the oil and gas industry. While these delays are likely to be reduced as the respective governing bodies increase staff levels to match the increased demand, there is a risk of delays beyond current plans. These delays may result in reduced near-term production.

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing,

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

scope and effect of any currently proposed or future laws, regulations or treaties and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

ENVIRONMENTAL RISKS

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the removal or remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third-party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including water aquifer contamination and other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed of. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third-party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

In the event state, provincial, local, or municipal legal restrictions are adopted in areas where Talisman is currently conducting, or in the future plan to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

See also "Corporate Responsibility and Environmental Protection – Other Environmental Information Affecting the Company."

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Greenhouse Gas Emissions

Talisman is subject to various GHG emissions related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will not have a material impact on the Company.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase II impacts to the Company are minimal. Phase III of the EU ETS will potentially have a material impact on Talisman's business in the UK. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will significantly reduce emissions caps. In addition, free allowances for electrical power generation will no longer be issued. Approximately 50% of total Talisman UK emissions are associated with electrical power generation. Compliance costs associated with Phase III of the EU ETS may have a material impact on Talisman's business in the UK.

The Norwegian national GHG emissions trading system is linked to the EU ETS. Talisman is required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. Starting January 2011, the Company was required to purchase emissions credits for mobile rigs in addition to payment for the mobile rig CO2 emissions tax that began in 2010. Phase II ends in 2012 and compliance costs are not expected to be material to Talisman because the Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs that were not material to Talisman. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will further reduce emissions caps for the Company's Norwegian operations, but the Company does not anticipate that the costs of compliance will be material considering its current compliance requirements.

ENVIRONMENTAL AND DECOMMISSIONING LIABILITIES

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory misalignments can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for decommissioning liabilities in its annual consolidated financial statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual consolidated financial statements. The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the size of these liabilities. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations, and could, therefore, be required to pay more than its net share.

FISCAL STABILITY

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. For example, the British Columbia government could revoke its royalty holiday due to increasing shale gas development. Further examples include the potential increase in ring fence taxes due to the change in the supplementary charge in the UK as well as the potential for an aggregate change to environmental regulations in the United States.

Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Income tax rates or incentive programs relating to the oil and gas industry, and, in particular, the United Kingdom, the US and Canadian foreign affiliate rules, may in the future be changed or interpreted in a manner that could materially affect the

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

economic value of the respective assets, as was the case in 2011 when the UK unexpectedly significantly increased its supplementary charge on oil and gas production. Specifically, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

SOCIO-POLITICAL RISKS

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law and other human rights-based litigation risk. Various countries in which the Company is active, including, but not limited to, the Kurdistan Region of northern Iraq, Colombia, Vietnam, Papua New Guinea and Peru, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example in the Kurdistan Region of northern Iraq (with the negotiation of Iraq Federal Oil and Gas Law), Peru (where the new government could change economic/fiscal policy direction and contractual terms), Vietnam (with respect to the escalation of China's claim over disputed waters in the South China Sea) as well as in Papua New Guinea (where national elections and the overall socio-political situation may cause slow or uncertain government approval and extension process, or result in a failure to obtain a strategic partner or partner misalignment or cause lack of licence commitment flexibility in drilling programs).

STAKEHOLDER OPPOSITION

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, there are concerns regarding gas migration, impact on water resources, and general anti-hydraulic fracturing sentiments in North America and Europe. In some circumstances, this risk may be increased in areas occupied by indigenous communities that are not accustomed to developments of this nature and have concerns regarding land access and/or damage and claim compensation. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

ABILITY TO FIND, DEVELOP OR ACQUIRE ADDITIONAL RESERVES

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also "Risk Factors – Volatility of Oil and Natural Gas Prices".

UNCERTAINTY OF RESERVES ESTIMATES

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

PROJECT TIMING

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also "Risk Factors-Non-Operatorship". In particular, the majority of the Company's operations in Colombia are non-operated. Additionally, for Talisman operated projects, the global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost and schedule overrun if conditions are not typical of historical experiences, such as in up-scaling shale operations from pilot to full field developments. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement, for example with the Company's Yme project, are subject to additional scheduling challenges as the contractor is wholly responsible for delivery of the facility.

EGRESS AND GAS BUYERS

As rapidly increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected waiting on pipeline connection or infrastructure additions. In particular, Colombia's oil export infrastructure is currently producing at or near capacity, pending capacity additions which are at various stages of approval and construction. While Equión has access to the key Ocensa and Oleoducto de Colombia (ODC) pipelines, pipeline egress from the Llanos Basin to the main export terminal at Covenas presents a risk. Although additional pipeline projects are underway and oil can be trucked to Covenas, capacity restrictions may result in a portion of Talisman's production being reduced or delayed as pipeline connection and infrastructure additions are implemented and/or netbacks reduced on a portion of Talisman's production due to the materially higher costs of trucking. There are similar egress risks in the liquids-rich Eagle Ford play in south Texas. Currently, there is limited existing transportation and associated midstream infrastructure. Talisman has and is in the process of obtaining access to infrastructure for both liquids and gas within the Eagle Ford play. However, additional capacity and infrastructure will be required. As a result, there are multiple pipeline and processing projects underway aimed at meeting the growing production needs in the area. Another associated risk will be the availability and diversity of buyers depending upon the pipeline and infrastructure project with which Talisman obtains capacity. Should Talisman be unable to secure access to infrastructure and buyers, a result could be reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

NON-OPERATORSHIP

Some of Talisman's projects are conducted in joint venture environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals, which may result in accidents, regulatory misalignments, project delays or unexpected future costs, all of which may affect the viability of these projects.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

INDUSTRY COST INFLATION

The industry costs to find and develop reserves have generally risen over time. An upward rise in industry activity could increase key input demand and prices, at least in the short run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices, but, in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning, operations and procurement, material or unexpected changes can affect the Company's financial performance.

ATTRACTION, RETENTION, AND DEVELOPMENT OF PERSONNEL

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly drilling and completions and geosciences. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In particular, growth in Talisman's Eagle Ford shale business requires additional people resources to match the Company's desired activity level; if unmet, this could adversely impact Talisman's ability to deliver. Additionally, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. Various national regimes, partnerships and joint venture activities may also impose requirements to develop their talent, increase secondee assignments, and employ local nationals.

COMPETITIVE RISK

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

LITIGATION

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings."

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

CREDIT AND LIQUIDITY

From time to time, the Company may finance capital expenditures in whole or in part with debt. While the Company may have access to various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company. A reduction in any of the Company's current investment-grade credit ratings to below investment grade would likely adversely affect the cost of borrowing and/or access to sources of liquidity and capital, and reduce the financing options available to the Company. Additionally, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. See also "Risk Factors – Capital Allocation and Project Decisions."

During the last few years, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, and the health of the United States and European economies have contributed to increased economic uncertainty and diminished expectations for the global economy. If an economic recovery in the United States or European Union is slow or prolonged, demand for petroleum products could diminish or stagnate, which could impact the price at which Talisman can sell oil, natural gas and natural gas liquids, affect the ability of vendors, suppliers and customers to continue operations, and ultimately adversely impact the Company's results of operations, liquidity and financial condition. Additionally, a portion of the Company's long-term debt is syndicated amongst European banks, and Talisman has exposure to these financial institutions via derivative transactions. In light of recent instability and weakness in the European markets, if any lender under Talisman's credit facility is unable to fund its commitment, the Company's liquidity will be reduced by an amount up to the aggregate amount of such lender's commitment. See also "Risk Factors – Counterparty Credit Risk."

INTEREST RATES

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

HEDGING ACTIVITIES

Talisman uses derivative instruments (primarily financial collars and puts) to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. The Company also uses currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also "Risk Factors – Exchange Rate Fluctuations" and "Risk Factors – Interest Rates."

Additionally, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

COUNTERPARTY CREDIT RISK

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and co-venturers, counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

CORRUPTION

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

INFORMATION SYSTEMS

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology infrastructure ("IT") and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's information technology infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key contractors in the performance of their services could materially and adversely harm Talisman's business. Additionally, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to increase its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

Transfer Agents and Registrars

Computershare Investor Services Inc., at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, along with its US co-transfer agent, Computershare Trust Company N.A., is the transfer agent and registrar for the Common Shares and the Series 1 First Preferred Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch (now The Bank of New York Mellon, pursuant to bulk novation orders granted on April 3, 2007 and July 1, 2008), One Canada Square, London, E14 5AL, UK, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Bank of Nova Scotia Trust Company of New York of One Liberty Plaza, New York, New York, 10006, acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

Interests of Experts

Talisman's auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Michael Adams, an employee of Talisman, has provided the report on reserves data, attached as Schedule B to this Annual Information Form, in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Adams owns less than 1% of the outstanding Common Shares.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Forward-Looking Information

This Annual Information Form contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Information Form, including among other places, under the headings "General Development of the Business," "Description of the Business," "Corporate Responsibility and Environmental Protection," "Market for the Securities of the Company," "Legal Proceedings" and "Risk Factors." This forward-looking information includes, but is not limited to, statements regarding:

•
business strategy, plans and priorities;

•
planned 2012 capital program, priorities and sources of funding;

•
possible dispositions of non-core assets and gas-weighted properties;

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expected results from the Company's portfolio of oil and gas assets;

•
planned shale development pilots and projects;

•
planned drilling, rigs, exploration, development, upgrading of facilities, building of processing facilities, seismic acquisition, and project evaluation and sanctioning;

•
planned or expected production and production growth, Company-wide and regionally;

•
expected onstream dates at HST/HSD and the El Merk Project;

•
timing of Yme first production and related impacts on production;

•
planned restart of the Tartan platform;

•
planned sanction of the Stanley condensate production and gas re-injection project;

•
drilling of gas reserves in Indonesia in the next five years to meet gas deliverability requirements;

•
targeted resource additions;

•
expected decommissioning and reclamation costs;

•
future net cash flows and discounted cash flows;

•
the implementation of standards, systems, tools and training to support the Global Community Relations Policy;

•
participation in the Global Company LEAD initiative and testing of the related guidance;

•
expected costs of environmental regulation compliance;

•
the expectation that all dividends to be paid in 2011 and subsequent years will be eligible dividends for the purposes of the Income Tax Act (Canada);

•
expenses in connection with any potential litigation;

•
expected delays as a result of regulation; and

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Annual Information Form under the headings "Description of the Business – Reserves Information," "Other Oil and Gas Information" and elsewhere may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary, and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Information Form. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand, and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•
risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•
environmental, regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•
uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

•
risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•
risks related to the attraction, retention and development of personnel;

•
changes in general economic and business conditions;

•
the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and

•
results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included under the heading "Risk Factors" and elsewhere in this Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

The disposition metrics disclosed assume closing of all dispositions announced. The completion of any contemplated disposition is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Note Regarding Reserves Data and Other Oil and Gas Information

As noted under "Reserves and Other Oil and Gas Information," Talisman is providing in this Annual Information Form disclosure relating to reserves and other oil and gas information prepared in accordance with both US and Canadian disclosure requirements. The US style disclosure is set forth under "Reserves and Other Oil and Gas Information" and the Canadian style disclosure, mandated under NI 51-101, is set forth in Schedule A. Talisman has obtained an exemption from the Canadian securities regulatory authorities to permit it to provide the US style disclosure in addition to the disclosure mandated by NI 51-101.

The primary differences between the Canadian requirements and the US standards are that:

(a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

(b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

(c)
NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

(d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

All references to reserves volumes in this Annual Information Form, other than in Schedules A and B, are to reserves volumes estimated in accordance with US disclosure standards.

Talisman makes reference to production volumes throughout this Annual Information Form. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel (bbl) of oil. Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Exchange Rate Information

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in US dollars ("US$"). The following table sets forth the Canada/US exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of Canadian dollars ("C$") required to purchase one US$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31
	2011	2010	2009

Year-end	1.0170	0.9946	1.0466

High	0.9449	0.9946	1.0292

Low	1.0604	1.0778	1.3000

Average	0.9891	1.0299	1.1420

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Abbreviations

The abbreviations used in this Annual Information Form have the following meanings:

bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
bcfe	billion cubic feet equivalent
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBA	Central Business Area
C$	Canadian dollar
CO2	carbon dioxide
EU	European Union
gj	gigajoule
GTL	gas to liquids
HH	Henry Hub
HSSE	Health, Safety, Security and Environment
IFRS	International Financial Reporting Standards
IQRE	Internal Qualified Reserves Evaluator
JOC	Joint Operating Company
km	kilometre
LNG	liquefied natural gas
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mboe/d	thousand barrels oil equivalent per day
mmbbls	million barrels
mmbbls/d	million barrels per day
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	millions of cubic feet equivalent per day
NBA	Northern Business Area
NGL	Natural Gas Liquids
NI 51-101	National Instrument 51-101
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PNG	Papua New Guinea
PRT	Petroleum Revenue Tax
PSC	production sharing contract
SEC	United States Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate

References to Talisman's "portfolio" in this Annual Information Form are intended to describe Talisman's global assets and interests.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Additional Information

Additional information related to the Company, including the information incorporated by reference herein, may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Proxy Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited Consolidated Financial Statements for the year ended December 31, 2011 and related annual Management's Discussion and Analysis.

Since January 1, 2011, the Company has filed the following material contracts on SEDAR: the Master Transaction Agreement relating to the Farrell Creek Transaction and the Master Transaction Agreement relating to the Cypress A Transaction, both of which are described under "General Development of the Business – North America".

Copies of the Company's Annual Report may be obtained from Talisman's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, email: tlm@talisman-energy.com.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Schedule A – Reserves Data and Other Oil and Gas
Information Under Canadian Disclosure Requirements

As a Canadian public company, Talisman is subject to the disclosure requirements of NI 51-101 of the Canadian Securities Administrators. Prior to 2011, Talisman relied upon a discretionary exemption from certain of the requirements of NI 51-101 granted by the Canadian securities regulatory authorities to provide disclosure relating to reserves and other oil and gas information in accordance with the US disclosure requirements, in order to provide disclosure comparable to that provided by US and other international issuers. As a result of the expiry of that exemption, Talisman is providing disclosure which complies with the annual disclosure requirements of NI 51-101 in this Schedule A.

The primary differences between the NI 51-101 requirements and the US requirements are set out under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in this Annual Information Form.

The effective date of the reserves data and other oil and gas information in this Schedule is December 31, 2011 and the preparation date is March 1, 2012.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates on the Company's properties provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Definitions of the various terms used in the following tables are set forth under "Definitions" below. In certain of the tables set forth below, the columns may not add due to rounding.

RESERVES ESTIMATES (FORECAST PRICES AND COSTS)

Oil And Gas Reserves
Forecast Prices And Costs1

	Light Oil (mmbbls)		Heavy Oil (mmbbls)		Shale Oil (mmbbls)		Shale Gas (bcf)		Non-Shale Natural Gas (bcf)		Natural Gas Liquids (mmbbls)
Year ended December 31, 2011	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada

Proved Developed Producing	8.7	7.1	45.5	39.5	–	–	106.0	96.0	869.5	779.1	14.9	11.6

Proved Developed Non-Producing	0.3	0.2	0.1	0.1	–	–	4.9	4.8	54.7	48.6	0.5	0.3

Proved Undeveloped	0.4	0.4	0.1	0.1	–	–	243.4	216.3	131.3	121.6	2.0	1.4

Total Proved	9.4	7.7	45.7	39.7	–	–	354.3	317.1	1,055.5	949.3	17.4	13.3

Total Probable	2.6	1.8	7.4	6.0	–	–	106.8	91.7	422.4	376.9	6.1	4.7

Total Proved Plus Probable	12.0	9.5	53.1	45.7	–	–	461.1	408.8	1,477.9	1,326.2	23.5	18.0

United States

Proved Developed Producing	–	–	–	–	0.9	0.7	840.3	709.8	51.0	43.1	7.6	5.7

Proved Developed Non-Producing	–	–	–	–	–	–	85.9	72.4	0.2	0.2	1.2	0.9

Proved Undeveloped	–	–	–	–	5.5	4.1	1,396.4	1,179.6	–	–	7.9	5.9

Total Proved	–	–	–	–	6.4	4.8	2,322.6	1,961.8	51.2	43.3	16.7	12.5

Total Probable	–	–	–	–	1.0	0.8	768.0	650.4	15.8	13.5	3.4	2.7

Total Proved Plus Probable	–	–	–	–	7.4	5.6	3,090.6	2,612.2	67.0	56.8	20.1	15.2

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

North Sea

Proved Developed Producing	190.2	189.2	–	–	–	–	–	–	72.9	72.8	5.0	5.0

Proved Developed Non-Producing	9.5	9.4	–	–	–	–	–	–	7.4	7.4	0.2	0.2

Proved Undeveloped	74.7	74.6	–	–	–	–	–	–	3.6	3.6	0.5	0.5

Total Proved	274.4	273.2	–	–	–	–	–	–	83.9	83.8	5.7	5.7

Total Probable	228.2	227.6	–	–	–	–	–	–	209.4	208.8	5.2	5.2

Total Proved Plus Probable	502.6	500.8	–	–	–	–	–	–	293.3	292.6	10.9	10.9

Southeast Asia[2]

Proved Developed Producing	34.4	19.1	–	–	–	–	–	–	1,083.5	776.7	14.2	9.0

Proved Developed Non-Producing	0.2	0.2	–	–	–	–	–	–	132.8	77.2	1.5	1.5

Proved Undeveloped	14.1	10.2	–	–	–	–	–	–	739.9	520.3	11.0	7.1

Total Proved	48.7	29.5	–	–	–	–	–	–	1,956.2	1,374.2	26.7	17.6

Total Probable	50.0	23.3	–	–	–	–	–	–	737.8	499.9	11.4	10.1

Total Proved Plus Probable	98.7	52.8	–	–	–	–	–	–	2,694.0	1,874.1	38.1	27.7

Latin America[3]

Proved Developed Producing	7.5	5.9	–	–	–	–	–	–	77.9	62.3	0.8	0.8

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	7.6	6.1	–	–	–	–	–	–	26.5	21.2	–	–

Total Proved	15.1	12.0	–	–	–	–	–	–	104.4	83.5	0.8	0.8

Total Probable	31.3	28.1	–	–	–	–	–	–	–	–	–	–

Total Proved Plus Probable	46.4	40.1	–	–	–	–	–	–	104.4	83.5	0.8	0.8

Other[4]

Proved Developed Producing	19.8	9.7	–	–	–	–	–	–	–	–	–	–

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	10.1	4.6	–	–	–	–	–	–	–	–	2.3	2.3

Total Proved	29.9	14.3	–	–	–	–	–	–	–	–	2.3	2.3

Total Probable	11.5	4.6	–	–	–	–	–	–	–	–	0.2	0.2

Total Proved Plus Probable	41.4	18.9	–	–	–	–	–	–	–	–	2.5	2.5

Total

Proved Developed Producing	260.6	231.0	45.5	39.5	0.9	0.7	946.3	805.8	2,154.8	1,734.0	42.5	32.1

Proved Developed Non-Producing	10.0	9.8	0.1	0.1	–	–	90.8	77.2	195.1	133.4	3.4	2.9

Proved Undeveloped	106.9	95.9	0.1	0.1	5.5	4.1	1,639.8	1,395.9	901.3	666.7	23.7	17.2

Total Proved	377.5	336.7	45.7	39.7	6.4	4.8	2,676.9	2,278.9	3,251.2	2,534.1	69.6	52.2

Total Probable	323.6	285.4	7.4	6.0	1.0	0.8	874.8	742.1	1,385.4	1,099.1	26.3	22.9

Total Proved Plus Probable	701.1	622.1	53.1	45.7	7.4	5.6	3,551.7	3,021.0	4,636.6	3,633.2	95.9	75.1

1
The prices used for the estimates of reserves based on forecast prices and costs are set forth under "Pricing Assumptions" later in this Appendix.

2
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

3
Latin America includes Equión, Talisman's other Colombia assets and Peru.

4
Other includes Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

FUTURE NET REVENUE (FORECAST PRICES AND COSTS)

Net Present Values of Future Net Revenue
Forecast Prices and Costs1
($ Millions)

	Before Deducting Income Taxes					After Deducting Income Taxes[2]
Year ended December 31, 2011	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada

Proved Developed Producing	4,370.1	3,768.3	3,002.7	2,489.7	2,138.9	3,612.8	3,123.9	2,527.8	2,126.7	1,850.6

Proved Developed Non-Producing	254.8	180.4	140.7	116.1	99.5	191.4	138.4	110.1	92.6	80.6

Proved Undeveloped	1,331.0	796.4	523.3	365.6	265.8	997.7	581.1	367.9	245.1	167.9

Total Proved	5,955.9	4,745.1	3,666.7	2,971.4	2,504.2	4,801.9	3,843.4	3,005.8	2,464.4	2,099.1

Total Probable	3,288.0	1,376.2	753.6	479.7	333.6	2,466.6	1,025.7	555.2	347.9	237.5

Total Proved Plus Probable	9,243.9	6,121.2	4,420.3	3,451.1	2,837.8	7,268.5	4,869.1	3,561.0	2,812.3	2,336.6

United States

Proved Developed Producing	3,860.3	2,961.7	2,384.4	2,016.3	1,764.1	3,864.3	2,961.9	2,384.4	2,016.3	1,764.1

Proved Developed Non-Producing	437.3	308.7	240.5	198.7	170.4	310.4	264.7	224.2	192.3	167.7

Proved Undeveloped	4,904.5	2,805.9	1,748.5	1,152.5	785.9	2,932.7	1,745.6	1,120.8	755.5	522.4

Total Proved	9,202.1	6,076.3	4,373.4	3,367.6	2,720.4	7,107.4	4,972.2	3,729.4	2,964.1	2,454.2

Total Probable	3,827.4	1,277.7	580.6	315.8	185.3	2,344.7	775.1	341.4	175.9	93.5

Total Proved Plus Probable	13,029.5	7,353.9	4,954.0	3,683.4	2,905.7	9,452.1	5,747.3	4,070.9	3,140.0	2,547.7

North Sea

Proved Developed Producing	(1,290.4)	578.9	1,266.3	1,511.1	1,580.7	589.6	978.9	1,084.2	1,090.7	1,063.1

Proved Developed Non-Producing	951.7	698.2	545.6	447.1	379.8	284.0	218.3	176.6	148.6	128.7

Proved Undeveloped	1,867.4	1,377.4	1,022.6	764.5	574.1	599.7	515.5	421.7	337.0	265.5

Total Proved	1,528.7	2,654.6	2,834.5	2,722.7	2,534.6	1,473.3	1,712.7	1,682.5	1,576.3	1,457.3

Total Probable	14,707.6	10,201.9	7,355.7	5,503.8	4,255.9	4,389.3	3,051.5	2,187.9	1,615.1	1,223.4

Total Proved Plus Probable	16,236.3	12,856.5	10,190.2	8,226.5	6,790.5	5,862.6	4,764.2	3,870.4	3,191.4	2,680.7

Southeast Asia[3]

Proved Developed Producing	4,617.4	3,910.6	3,404.3	3,025.2	2,731.3	2,893.9	2,487.8	2,192.0	1,967.1	1,790.2

Proved Developed Non-Producing	404.1	343.3	294.6	255.3	223.3	303.5	257.5	220.7	190.7	166.4

Proved Undeveloped	3,271.5	2,305.4	1,684.3	1,261.9	962.1	1,853.4	1,274.8	899.7	643.7	461.8

Total Proved	8,293.0	6,559.3	5,383.2	4,542.3	3,916.7	5,050.8	4,020.1	3,312.4	2,801.5	2,418.4

Total Probable	4,673.2	2,740.1	1,747.7	1,186.8	845.6	2,688.1	1,586.8	1,006.6	672.4	467.0

Total Proved Plus Probable	12,966.2	9,299.4	7,130.9	5,729.1	4,762.3	7,738.9	5,606.9	4,319.0	3,473.9	2,885.4

Latin America[4]

Proved Developed Producing	578.5	523.9	479.5	442.8	412.0	452.4	409.3	374.1	344.8	320.2

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	298.7	215.6	154.1	107.8	72.4	193.6	130.0	83.1	48.0	21.4

Total Proved	877.2	739.5	633.6	550.6	484.4	646.0	539.3	457.2	392.8	341.6

Total Probable	1,429.4	920.0	595.8	385.5	245.8	1,008.5	643.8	400.7	239.5	131.3

Total Proved Plus Probable	2,306.6	1,659.5	1,229.4	936.1	730.2	1,654.5	1,183.1	857.9	632.3	472.9

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Other[5]

Proved Developed Producing	690.9	595.3	523.5	468.0	424.0	425.8	367.9	324.3	290.5	263.7

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	511.5	415.1	345.5	293.2	253.0	373.8	308.7	260.8	224.4	195.8

Total Proved	1,202.4	1,010.4	868.9	761.2	677.0	799.6	676.6	585.1	514.9	459.5

Total Probable	452.2	334.7	255.5	200.4	161.0	268.5	198.7	151.7	118.9	95.5

Total Proved Plus Probable	1,654.6	1,345.1	1,124.4	961.6	837.9	1,068.1	875.3	736.8	633.8	555.0

Total

Proved Developed Producing	12,826.8	12,338.7	11,060.7	9,953.1	9,051.0	11,838.8	10,329.7	8,886.8	7,836.1	7,051.9

Proved Developed Non-Producing	2,047.9	1,530.6	1,221.4	1,017.1	873.0	1,089.3	878.9	731.6	624.2	543.4

Proved Undeveloped	12,184.6	7,915.9	5,478.2	3,945.6	2,913.3	6,950.9	4,555.7	3,154.1	2,253.7	1,634.8

Total Proved	27,059.3	21,785.1	17,760.3	14,915.8	12,837.3	19,879.0	15,764.3	12,772.4	10,714.0	9,230.1

Total Probable	28,377.8	16,850.4	11,288.9	8,072.0	6,027.1	13,165.7	7,281.6	4,643.6	3,169.7	2,248.2

Total Proved Plus Probable	55,437.1	38,635.6	29,049.2	22,987.8	18,864.4	33,044.7	23,045.9	17,416.0	13,883.7	11,478.3

1
The prices used for the estimates of future net revenue based on forecast prices and costs are set forth under "Pricing Assumptions" later in this section.

2
Future Net Revenue After Income Taxes has been calculated by deducting royalties and taxes which have been computed separately for each taxable entity using existing tax pool balances using tax pool write-off rates and tax rates and rules in accordance with existing legislation. No benefit has been included for future interest expense or the benefits of future tax planning opportunities. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, see the Company's financial statements and Management's Discussion and Analysis for the year ended December 31, 2011.

3
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

4
Latin America includes Equión, Talisman's other Colombia assets and Peru.

5
Other includes Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

ELEMENTS OF FUTURE NET REVENUE

Future Net Revenue
(Undiscounted)
Forecast Prices and Costs
($ Millions)

Year ended December 31, 2011	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes[1]	Future Net Revenue After Income Taxes

Canada

Proved	15,581.5	1,788.8	5,264.6	915.9	1,656.3	5,955.9	1,154.0	4,801.9

Proved Plus Probable	21,791.0	2,624.6	7,044.1	1,199.2	1,679.2	9,243.9	1,975.4	7,268.5

United States

Proved	18,360.7	2,937.5	3,492.5	2,280.6	448.0	9,202.1	2,094.7	7,107.4

Proved Plus Probable	26,902.7	4,270.8	6,166.8	2,860.7	574.9	13,029.5	3,577.4	9,452.1

North Sea

Proved	29,245.6	130.9	18,057.5	4,676.6	4,851.9	1,528.7	55.4	1,473.3

Proved Plus Probable	56,512.4	210.8	26,588.5	8,145.8	5,331.0	16,236.3	10,373.7	5,862.6

Southeast Asia[2]

Proved	20,408.5	7,054.9	3,334.2	1,402.4	324.0	8,293.0	3,242.2	5,050.8

Proved Plus Probable	32,959.6	11,908.3	5,442.2	2,294.5	348.4	12,966.2	5,227.3	7,738.9

Latin America[3]

Proved	1,852.3	372.0	286.4	282.9	33.8	877.2	231.2	646.0

Proved Plus Probable	5,068.9	682.3	956.9	950.1	173.0	2,306.6	652.1	1,654.5

Other[4]

Proved	3,144.3	1,548.3	331.3	50.4	11.9	1,202.4	402.8	799.6

Proved Plus Probable	4,333.8	2,250.5	367.3	55.7	5.7	1,654.6	586.5	1,068.1

Total

Proved	88,592.9	13,832.4	30,766.5	9,608.8	7,325.9	27,059.3	7,180.3	19,879.0

Proved Plus Probable	147,568.4	21,947.3	46,565.8	15,506.0	8,112.2	55,437.1	22,392.4	33,044.7

1
Income Taxes include PRT.

2
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

3
Latin America includes Equión, Talisman's other Colombia assets and Peru.

4
Other includes Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

FUTURE NET REVENUE BY PRODUCTION GROUP

Future Net Revenue by Production Group
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year) ($ Millions)	Per Unit

Proved Reserves

	Light Oil	5,650.8	$14.97	/	bbl

	Non-Shale Natural Gas	5,020.8	$1.54	/	mcf

	Natural Gas Liquids	1,807.2	$26.00	/	bbl

	Shale Gas	4,179.0	$1.56	/	mcf

	Shale Oil	277.1	$42.87	/	bbl

	Heavy Oil	825.5	$18.04	/	bbl

	Total	17,760.4	$11.99	/	bbl

Proved Plus Probable

	Light Oil	14,760.6	$21.05	/	bbl

	Non-Shale Natural Gas	5,943.9	$1.28	/	mcf

	Natural Gas Liquids	2,378.1	$24.77	/	bbl

	Shale Gas	4,748.1	$1.34	/	mcf

	Shale Oil	299.1	$39.69	/	bbl

	Heavy Oil	919.5	$17.32	/	bbl

	Total	29,049.3	$13.11	/	bbl

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

RECONCILIATION OF CHANGES IN RESERVES

CONTINUITY OF GROSS PROVED RESERVES

Year ended December 31, 2011	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

Canada

At December 31, 2010	9.4	52.6	–	413.3	1,087.3	17.1

Discoveries	–	–	–	–	–	–

Additions & Extensions	1.0	–	–	129.1	137.5	2.1

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	(180.3)	–	(0.3)

Technical Revisions	(0.2)	(1.5)	–	5.7	(18.8)	0.2

Economic Revisions	–	(0.3)	–	6.6	(11.1)	–

Production	(0.8)	(5.1)	–	(20.1)	(139.4)	(1.7)

At December 31, 2011	9.4	45.7	–	354.3	1,055.5	17.4

United States

At December 31, 2010	–	–	–	1,411.2	62.7	4.2

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	6.7	960.6	–	11.6

Acquisitions	–	–	0.1	2.7	2.1	0.6

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	–	103.7	(0.5)	0.7

Economic Revisions	–	–	–	0.3	(1.6)	–

Production	–	–	(0.4)	(155.9)	(11.5)	(0.4)

At December 31, 2011	–	–	6.4	2,322.6	51.2	16.7

North Sea

At December 31, 2010	312.5	–	–	–	103.4	6.8

Discoveries	–	–	–	–	–	–

Additions & Extensions	(2.2)	–	–	–	4.4	0.3

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	4.5	–	–	–	(4.3)	(0.4)

Economic Revisions	(5.6)	–	–	–	(0.7)	(0.3)

Production	(34.8)	–	–	–	(18.9)	(0.7)

At December 31, 2011	274.4	–	–	–	83.9	5.7

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Southeast Asia

At December 31, 2010	43.6	–	–	–	2,243.3	29.6

Discoveries	–	–	–	–	–	–

Additions & Extensions	14.7	–	–	–	11.5	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.6	–	–	–	(113.9)	(1.4)

Economic Revisions	0.8	–	–	–	–	–

Production	(11.0)	–	–	–	(184.7)	(1.5)

At December 31, 2011	48.7	–	–	–	1,956.2	26.7

Latin America

At December 31, 2010	–	–	–	–	–	–

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	–	–	–	–

Acquisitions	18.0	–	–	–	116.9	0.8

Divestment	–	–	–	–	–	–

Technical Revisions	(0.1)	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production	(2.8)	–	–	–	(12.5)	–

At December 31, 2011	15.1	–	–	–	104.4	0.8

Other

At December 31, 2010	33.0	–	–	–	–	2.6

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.9	–	–	–	–	(0.3)

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	1.5	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production	(5.5)	–	–	–	–	–

At December 31, 2011	29.9	–	–	–	–	2.3

Total

At December 31, 2010	398.5	52.6	–	1,824.5	3,496.7	60.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	14.4	–	6.7	1,089.7	153.4	13.7

Acquisitions	18.0	–	0.1	2.7	119.0	1.4

Divestment	–	–	–	(180.3)	–	(0.3)

Technical Revisions	6.3	(1.5)	0.0	109.4	(137.5)	(0.9)

Economic Revisions	(4.8)	(0.3)	–	6.9	(13.4)	(0.3)

Production	(54.9)	(5.1)	(0.4)	(176.0)	(367.0)	(4.3)

At December 31, 2011	377.5	45.7	6.4	2,676.9	3,251.2	69.6

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

CONTINUITY OF GROSS PROBABLE RESERVES

Year ended December 31, 2011	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

Canada

At December 31, 2010	3.0	9.3	–	117.2	434.3	6.8

Discoveries	–	–	–	–	–	–

Additions & Extensions	(0.1)	0.1	–	37.3	16.9	0.3

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	(51.1)	–	–

Technical Revisions	(0.3)	(1.6)	–	(0.2)	(23.5)	(1.0)

Economic Revisions	–	(0.4)	–	3.6	(5.3)	–

Production	–	–	–	–	–	–

At December 31, 2011	2.6	7.4	–	106.8	422.4	6.1

United States

At December 31, 2010	–	–	–	897.7	9.2	0.8

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	1.0	(43.2)	–	2.3

Acquisitions	–	–	–	0.7	0.3	0.1

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	–	(85.3)	8.4	0.2

Economic Revisions	–	–	–	(1.9)	(2.1)	–

Production	–	–	–	–	–	–

At December 31, 2011	–	–	1.0	768.0	15.8	3.4

North Sea

At December 31, 2010	193.6	–	–	–	248.0	4.7

Discoveries	–	–	–	–	–	–

Additions & Extensions	29.1	–	–	–	2.1	0.1

Acquisitions	–	–	–	–	–	–

Divestment	(2.4)	–	–	–	(39.3)	–

Technical Revisions	(5.4)	–	–	–	(3.8)	0.1

Economic Revisions	13.3	–	–	–	2.4	0.3

Production	–	–	–	–	–	–

At December 31, 2011	228.2	–	–	–	209.4	5.2

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Southeast Asia

At December 31, 2010	60.5	–	–	–	840.6	11.1

Discoveries	–	–	–	–	–	–

Additions & Extensions	(12.7)	–	–	–	(96.1)	(1.6)

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.2	–	–	–	(17.9)	1.7

Economic Revisions	2.0	–	–	–	11.2	0.2

Production	–	–	–	–	–	–

At December 31, 2011	50.0	–	–	–	737.8	11.4

Latin America

At December 31, 2010	17.5	–	–	–	–	–

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	–	–	–	–

Acquisitions	10.1	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	3.7	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production	–	–	–	–	–	–

At December 31, 2011	31.3	–	–	–	–	–

Other

At December 31, 2010	12.4	–	–	–	–	–

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	–	–	–	0.2

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(0.9)	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production	–	–	–	–	–	–

At December 31, 2011	11.5	–	–	–	–	0.2

Total

At December 31, 2010	287.0	9.3	–	1,014.9	1,532.1	23.4

Discoveries	–	–	–	–	–	–

Additions & Extensions	16.3	0.1	1.0	(5.9)	(77.1)	1.3

Acquisitions	10.1	–	–	0.7	0.3	0.1

Divestment	(2.4)	–	–	(51.1)	(39.3)	–

Technical Revisions	(2.7)	(1.6)	–	(85.5)	(36.8)	1.0

Economic Revisions	15.3	(0.4)	–	1.7	6.2	0.5

Production	–	–	–	–	–	–

At December 31, 2011	323.6	7.4	1.0	874.8	1,385.4	26.3

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

CONTINUITY OF GROSS PROVED PLUS PROBABLE RESERVES

Year ended December 31, 2011	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

Canada

At December 31, 2010	12.4	61.9	–	530.5	1,521.6	23.9

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.9	0.1	–	166.4	154.4	2.4

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	(231.4)	–	(0.3)

Technical Revisions	(0.5)	(3.1)	–	5.5	(42.3)	(0.8)

Economic Revisions	–	(0.7)	–	10.2	(16.4)	–

Production	(0.8)	(5.1)	–	(20.1)	(139.4)	(1.7)

At December 31, 2011	12.0	53.1	–	461.1	1,477.9	23.5

United States

At December 31, 2010	–	–	–	2,308.9	71.9	5.0

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	7.7	917.4	–	13.9

Acquisitions	–	–	0.1	3.4	2.4	0.7

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	–	18.4	7.9	0.9

Economic Revisions	–	–	–	(1.6)	(3.7)	–

Production	–	–	(0.4)	(155.9)	(11.5)	(0.4)

At December 31, 2011	–	–	7.4	3,090.6	67.0	20.1

North Sea

At December 31, 2010	506.1	–	–	–	351.4	11.5

Discoveries	–	–	–	–	–	–

Additions & Extensions	26.9	–	–	–	6.5	0.4

Acquisitions	–	–	–	–	–	–

Divestment	(2.4)	–	–	–	(39.3)	–

Technical Revisions	(0.9)	–	–	–	(8.1)	(0.3)

Economic Revisions	7.7	–	–	–	1.7	–

Production	(34.8)	–	–	–	(18.9)	(0.7)

At December 31, 2011	502.6	–	–	–	293.3	10.9

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Southeast Asia

At December 31, 2010	104.1	–	–	–	3,083.9	40.7

Discoveries	–	–	–	–	–	–

Additions & Extensions	2.0	–	–	–	(84.6)	(1.6)

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.8	–	–	–	(131.8)	0.3

Economic Revisions	2.8	–	–	–	11.2	0.2

Production	(11.0)	–	–	–	(184.7)	(1.5)

At December 31, 2011	98.7	–	–	–	2,694.0	38.1

Latin America

At December 31, 2010	17.5	–	–	–	–	–

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	–	–	–	–

Acquisitions	28.1	–	–	–	116.9	0.8

Divestment	–	–	–	–	–	–

Technical Revisions	3.6	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production	(2.8)	–	–	–	(12.5)	–

At December 31, 2011	46.4	–	–	–	104.4	0.8

Other

At December 31, 2010	45.4	–	–	–	–	2.6

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.9	–	–	–	–	(0.1)

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.6	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production	(5.5)	–	–	–	–	–

At December 31, 2011	41.4	–	–	–	–	2.5

Total

At December 31, 2010	685.5	61.9	–	2,839.4	5,028.8	83.7

Discoveries	–	–	–	–	–	–

Additions & Extensions	30.7	0.1	7.7	1,083.8	76.3	15.0

Acquisitions	28.1	–	0.1	3.4	119.3	1.5

Divestment	(2.4)	–	–	(231.4)	(39.3)	(0.3)

Technical Revisions	3.6	(3.1)	–	23.9	(174.3)	0.1

Economic Revisions	10.5	(0.7)	–	8.6	(7.2)	0.2

Production	(54.9)	(5.1)	(0.4)	(176.0)	(367.0)	(4.3)

At December 31, 2011	701.1	53.1	7.4	3,551.7	4,636.6	95.9

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

UNDEVELOPED RESERVES

The following tables set forth, by product type, the volumes of gross proved undeveloped reserves and gross probable undeveloped reserves that were first attributed as reserves in 2010 and 2011. The tables do not include volumes of proved undeveloped and probable undeveloped reserves first attributed in years prior to 2010 because such information is not available to the Company.

PROVED UNDEVELOPED RESERVES

Year[1]	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

2010	15.5	1.2	–	733.3	188.7	10.1

2011	31.5	–	5.5	843.6	125.4	8.9

1
First attributed includes only new additions during the year and does not include revisions to previous undeveloped reserves.

Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty to be recoverable and are expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Talisman's proved undeveloped reserves were 560 mmboe as at December 31, 2011, which is 38% of Talisman's proved reserves. Talisman plans to develop these reserves over the next five years.

PROBABLE UNDEVELOPED RESERVES

Year[1]	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

2010	22.6	0.5	–	513.1	155.4	6.9

2011	46.5	–	0.9	319.9	28.0	2.4

1
First attributed includes only new additions during the year and does not include revisions to previous undeveloped reserves.

Probable undeveloped reserves are those additional reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Talisman's probable undeveloped reserves are 497 mmboe as at December 31, 2011. Talisman plans to develop over 80% of its probable undeveloped reserves in five years.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

FUTURE DEVELOPMENT COSTS

The following tables set forth the development costs ($ millions) deducted in the estimation of future net revenue.

	Canada		United States		North Sea
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2012	179.7	220.7	463.0	618.3	935.6	1,316.4

2013	158.8	265.2	289.2	438.6	737.7	1,315.1

2014	77.2	137.4	494.5	634.2	648.8	1,155.3

2015	154.7	201.1	230.8	271.3	585.6	1,291.0

2016	36.3	36.3	787.6	882.0	400.7	794.3

Remainder	309.2	338.5	15.5	16.3	1,368.2	2,273.7

Total: Undiscounted	915.9	1,199.2	2,280.6	2,860.7	4,676.6	8,145.8

	Southeast Asia[1]		Latin America[2]		Other[3]
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2012	401.9	466.2	158.2	200.9	23.3	26.8

2013	288.3	367.3	84.5	323.7	8.8	10.4

2014	193.9	373.9	39.6	237.6	7.9	8.1

2015	215.3	388.3	0.6	163.4	0.7	0.7

2016	142.5	265.4	–	12.3	0.7	0.7

Remainder	160.5	433.4	–	12.2	9.0	9.0

Total: Undiscounted	1,402.4	2,294.5	282.9	950.1	50.4	55.7

1
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

2
Latin America includes Equión, Talisman's other Colombia assets.

3
Other includes Algeria.

Talisman expects to fund future development from internally generated cash flow, existing cash balances, debt financing and the proceeds of farm-out arrangements. The only costs of funding future development is the interest associated with debt financing. The interest associated with debt financing is not included in the reserves and future revenue estimates and would reduce reserves and future net revenue to some degree depending on the funding source utilized. Talisman does not expect that interest or other funding costs would make the development of any property uneconomic.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

PRICING ASSUMPTIONS

The pricing assumptions used in the preparation of the estimates of reserves and related future net revenue based on forecast prices and costs are set forth below. By 2016, oil prices are assuming a long-term estimate of $85 Brent crude oil in real 2011 dollars, and, by 2014, gas prices are assuming a long-term estimate of $5.50 Nymex in real 2011 dollars.

	Oil[1]				Natural Gas			Natural Gas Liquids
Year	USA WTI Cushing Oklahoma ($/bbl)	Canada Western Canada Select Hardisty Heavy ($Cdn/bbl)	UK Dated Brent[4] ($/bbl)	Indonesia Minas ICP ($/bbl)	US2 Henry Hub ($/mmbtu)	Canada[3] AECO-C ($C/gj)	UK IPE M-1[5] (P/therm)	Canada Edmonton Propane ($Cdn/bbl)	Inflation Rates %/year	Exchange Rate (US$ equals C$1.00)	Exchange Rate (C$ equals UK £1.00)

2012	92.25	76.25	97.38	98.75	5.13	4.27	59.74	50.74	2.5%	1.00	1.63

2013	92.46	73.96	94.56	95.96	5.78	4.85	58.01	50.85	2.5%	1.00	1.63

2014	95.84	76.67	96.92	98.44	5.92	4.95	59.46	52.71	2.5%	1.00	1.63

2015	93.82	75.06	93.82	95.32	6.07	5.05	57.56	51.60	2.5%	1.00	1.63

2016	96.17	76.94	96.17	97.77	6.22	5.16	57.84	52.89	2.5%	1.00	1.63

Thereafter	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	2.5%	1.00	1.63

1
Asian gas prices are generally linked to oil, except for certain contracts which are sold under fixed price contracts.

2
US shale gas price is based on Henry Hub.

3
Canadian shale gas price is based on AECO.

4
Oil prices in UK, Norway and Other are generally derived from Dated Brent with quality and transportation differentials.

5
Gas prices in Norway are generally derived from IPE M-1.

Weighted average historical prices for the year ended December 31, 2011 were $112.47/bbl for light oil, $74.58/bbl for heavy oil, $4.05/mcf for shale gas, $6.83/mcf for non-shale natural gas and $78.69/bbl for natural gas liquids.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

DEFINITIONS

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.

Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production but are shut-in, and the date of resumption of production is unknown.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Gross Reserves are Talisman's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Talisman. The exclusion of royalty interest volumes in gross reserves does not conform to SEC standards.

Heavy Oil is oil that qualifies for royalties specific to heavy oil, in a jurisdiction that has a royalty regime specific to heavy oil; or is oil with a density between 10 to 22.3 degrees API (as that term is defined by the American Petroleum Institute), in a jurisdiction that has no royalty regime specific to heavy oil.

Light Oil is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Light Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Natural Gas Liquids are those hydrocarbon components that can be recovered from natural gas as liquids, including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

Net Reserves are Talisman's working interest (operating or non-operating) share after deduction of royalty obligations, plus Talisman's royalty interests in reserves.

Non-Shale Natural Gas is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in light oil in reservoirs but are gaseous at atmospheric conditions, but which excludes Shale (see definition below). Natural gas may contain sulphur or other non-hydrocarbon compounds.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Shale is a fine grained sedimentary rock with sufficient organic content from which hydrocarbons have been generated. The very impermeable nature of the rock requires stimulation techniques which are typically different than those associated with historic "conventional" oil and gas activities.

Shale Gas is derived from Shale and is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in shale oil in reservoirs but are gaseous at atmospheric conditions. Shale gas may contain sulphur or other non-hydrocarbon compounds.

Shale Oil is derived from Shale and is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Shale Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

WELLS

The following table sets forth the number of Talisman's producing and non-producing wells as at December 31, 2011.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing[1]		Producing		Non-Producing[1]
Year ended December 31, 2011	Gross[2]	Net	Gross[2]	Net	Gross[2]	Net	Gross[2]	Net

Alberta	1,058	948.2	218	184.4	1,540	1,040.1	299	190.3

British Columbia	–	–	3	0.2	180	110.4	142	95.3

Saskatchewan	222	155.6	73	55.7	12	9.5	21	17.7

Quebec	–	–	–	–	–	–	11	8.6

Northwest Territories	–	–	–	–	3	–	9	0.1

Yukon	–	–	–	–	1	–	–	–

Total Canada	1,280	1,103.8	294	240.3	1,736	1,160.0	482	312.0

Texas	6	2.5	2	1.0	85	36.2	24	9.8

New York	–	–	–	–	86	73.4	57	42.2

Pennsylvania	–	–	–	–	262	248.5	88	64.8

Utah	–	–	–	–	–	–	1	0.8

Total United States	6	2.5	2	1.0	433	358.1	170	117.6

UK	151	92.3	192	98.5	–	–	2	0.9

Norway	56	21.2	26	12.0	5	0.7	5	1.4

Indonesia	652	73.1	923	92.9	176	17.7	116	12.7

Malaysia	63	26.8	10	4.1	30	12.4	10	4.1

Australia/Timor-Leste	8	2.5	5	1.9	–	–	–	–

Vietnam	8	2.4	3	1.2	–	–	–	–

Papua New Guinea	–	–	–	–	–	–	–	–

Colombia[3]	43	5.8	15	1.4	–	–	3	0.3

Algeria	66	6.3	53	6.4	–	–	4	1.4

Total	2,333	1,336.7	1,523	459.7	2,380	1,548.9	792	450.4

1
Non-producing includes those wells that were not producing at year-end but are capable of producing.

2
"Gross wells" means the total number of wells in which Talisman has interests. "Net wells" means the number of wells obtained by aggregating Talisman's working interest in each of its gross wells.

3
All wells reported for Colombia were drilled through Equión.

For further information, please refer to the "Description of the Business" section of this Annual Information Form.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table sets out Talisman's land holdings with no attributed reserves at December 31, 2011:

	Properties with no Attributed Reserves (thousand acres)
Year ended December 31, 2011	Gross	Net

Canada[1]	7,670.3	4,824.7

United States[1]	783.5	637.4

North Sea[2]	2,208.3	771.6

Southeast Asia[3]	41,342.3	17,982.1

Latin America[4]	18,768.5	8,041.6

Other[5]	1,362.9	759.4

Total	72,135.8	33,016.8

1
Where Talisman holds interests in different formations under the same surface area but pursuant to separate leases, the acreage for each lease is included in total gross and net acreage.

2
North Sea includes UK and Norway.

3
Southeast Asia includes Indonesia, Vietnam, Malaysia, Australia/Timor-Leste and Papua New Guinea.

4
Latin America includes Equión, Talisman's other Colombia operations and Peru.

5
Other includes the Kurdistan Region of northern Iraq, Sierra Leone and Poland.

Work commitments, categorized as seismic acquisition, geophysical studies or well commitments (land and/or licence commitments), exist in all of Talisman's geographic areas except Canada and the United States where there are no work commitments for any of the lands held. The result of not fulfilling a land or licence commitment could result in the loss of a title document or imposition of a penalty. During 2012-2016, Talisman's total work commitments are estimated to be $819 million.

The estimated net acres of properties with no attributable reserves that are expected to expire in 2012 are as follows: Canada – 106,000, United States – 116,000, Australia – 48,000, Colombia (excluding Equión) – 55,000, Indonesia – 450,000, Norway – 43,000, Peru – 370,000, Papua New Guinea – 1,473,000.

FORWARD CONTRACTS

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 23 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2011, which is incorporated herein by reference.

ABANDONMENT AND RECLAMATION COSTS

In estimating abandonment and reclamation costs, management develops a number of possible abandonment scenarios to which probabilities are assigned based on management's reasonable judgment. Estimates of abandonment costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. As at December 31, 2011, Talisman's estimated total future abandonment and reclamation costs, net of estimated salvage value, was $1.8 billion discounted at 10% ($5.0 billion undiscounted). Of this amount, the abandonment and reclamation costs expected to be incurred which are not deducted in estimating the total proved plus probable future net revenue at forecast prices and costs amounted to $230 million discounted at 10% ($660 million undiscounted). Talisman expects to incur abandonment and reclamation costs in respect of 4,828 net wells. Talisman expects to pay approximately $206 million of total abandonment and reclamation costs in the next three financial years, in total.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

COSTS INCURRED

The following table summarizes the capital expenditures made by Talisman on oil and natural gas properties for the year ended December 31, 2011.

($ millions)	Property Acquisition Costs		Exploration Costs	Development Costs

	Proved Properties	Unproved Properties

Canada	3	590	93	528

United States	208	51	14	1,427

UK	15	–	168	1,074

Southeast Asia	12	25	454	225

Other[1]	570	17	248	157

Total	808	683	977	3,411

1
Other includes Algeria, Colombia (Equión and Talisman's other Colombia assets), Peru and the Kurdistan Region of northern Iraq as well as other international areas.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

EXPLORATION AND DEVELOPMENT ACTIVITIES

For a description of Talisman's most important current and likely exploration and development activities, please refer to the "Description of the Business" section of this Annual Information Form. The following tables set forth the number of wells completed in the year ended December 31, 2011:

	Exploratory Wells[1]		Development Wells		Total
Year ended December 31, 2011	Gross	Net	Gross	Net	Gross	Net

Canada

Oil	10	9.5	86	72.2	96	81.7

Gas	8	7.0	100	66.4	108	73.4

Service	–	–	6	3.4	6	3.4

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	18	16.5	192	142.0	210	158.5

United States

Oil	–	–	4	2.0	4	2.0

Gas	4	1.6	215	164.7	219	166.3

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	4	1.6	219	166.7	223	168.3

North Sea

Oil	3	1.0	5	1.8	8	2.8

Gas	1	0.2	–	–	1	0.2

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	1	0.4	5	2.6	6	3.0

Total	5	1.6	10	4.4	15	6.0

Southeast Asia[2]

Oil	5	1.2	28	2.8	33	4.0

Gas	2	0.6	8	1.4	10	2.0

Service	–	–	2	0.4	2	0.4

Stratigraphic Test	–	–	–	–	–	–

Dry	4	1.4	–	–	4	1.4

Total	11	3.2	38	4.6	49	7.8

Latin America[3]

Oil	–	–	2	0.5	2	0.5

Gas	–	–	–	–	–	–

Service	–	–	3	0.7	3	0.7

Stratigraphic Test	4	2.0	–	–	4	2.0

Dry	1	0.5	–	–	1	0.5

Total	5	2.5	5	1.2	10	3.7

Other[4]

Oil	–	–	6	1.4	6	1.4

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	–	–	6	1.4	6	1.4

1
For all geographic areas other than North America, includes stratigraphic wells that have been plugged and abandoned, and excludes exploration wells that are currently suspended and awaiting completion or abandonment.

2
Southeast Asia includes Indonesia, Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

3
Latin America includes Equión, Talisman's other Colombia assets and Peru.

4
Other includes Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

PRODUCTION ESTIMATES

The following table sets forth the volume of working interest production, before royalties, estimated for 2012, which is reflected in the estimate of future net revenue disclosed in the tables of reserves information in respect of gross proved and probable reserves:

Year ended December 31, 2011	Light Oil (mbbls)	Heavy Oil (mbbls)	Shale Oil (mbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mbbls)

Canada

Total Proved	830.5	4,440.0	–	29,087.1	137,573.1	1,418.9

Total Probable	62.8	213.7	–	24.7	8,659.9	88.8

Total Proved Plus Probable	893.3	4,653.7		29,111.8	146,233.0	1,507.7

United States

Total Proved	–	–	713.7	191,911.5	8,660.1	2,428.9

Total Probable	–	–	–	11,661.5	96.3	7.0

Total Proved Plus Probable	–	–	713.7	203,573.0	8,756.4	2,435.9

North Sea

Total Proved	31,834.9	–	–	–	24,081.3	1,112.1

Total Probable	6,848.0	–	–	–	2,051.3	118.0

Total Proved Plus Probable	38,682.9	–		–	26,132.6	1,230.1

Southeast Asia[1]

Total Proved	10,400.0	–	–	–	188,804.3	2,581.9

Total Probable	1,287.5	–	–	–	3,503.8	56.8

Total Proved Plus Probable	11,687.6	–		–	192,308.1	2,638.7

Latin America[2]

Total Proved	3,164.7	–	–	–	15,777.4	165.2

Total Probable	341.9	–	–	–	–	–

Total Proved Plus Probable	3,506.6	–		–	15,777.4	165.2

Other[3]

Total Proved	4,482.2	–	–	–	–	–

Total Probable	210.3	–	–	–	–	–

Total Proved Plus Probable	4,692.5	–		–	–	–

Total

Total Proved	50,712.3	4,440.0	713.7	220,998.6	374,896.2	7,707.1

Total Probable	8,750.6	213.7	–	11,686.2	14,311.3	270.6

Total Proved Plus Probable	59,462.9	4,653.7	713.7	232,684.8	389,207.5	7,977.7

1
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia.

2
Latin America includes Equion, Talisman's other Colombia assets and Peru.

3
Other includes Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

PRODUCTION HISTORY

Average Daily Production and Netback Information

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Talisman for each quarter in 2011 and the total for 2011:

	Quarter Ended
					Total Year
	March 31	June 30	September 30	December 31	2011

Canada

Average Gross Daily Production

Light Oil (bbls/d)	561	865	719	805	738

Shale Gas (mmcf/d)	77	47	42	55	55

Non-Shale Natural Gas (mmcf/d)	411	381	370	375	384

Natural Gas Liquids (bbls/d)	4,832	4,745	4,962	4,819	4,840

Heavy Oil (bbls/d)	14,979	16,015	14,976	15,778	15,438

Average Prices Received

Light Oil ($/bbl)	121.54	109.72	121.29	117.73	116.98

Shale Gas ($/mcf)	3.36	3.44	3.27	2.96	3.26

Non-Shale Natural Gas ($/mcf)	3.82	3.96	3.84	3.35	3.74

Natural Gas Liquids ($/bbl)	67.72	75.24	69.14	72.98	71.25

Heavy Oil ($/bbl)	66.71	79.67	73.27	78.00	74.58

Royalties

Light Oil ($/bbl)	10.64	9.80	8.66	10.20	9.79

Shale Gas ($/mcf)	(0.12)	(0.44)	(0.10)	0.11	(0.13)

Non-Shale Natural Gas ($/mcf)	0.32	0.10	0.24	0.25	0.23

Natural Gas Liquids ($/bbl)	14.57	1.43	11.21	15.33	10.68

Heavy Oil ($/bbl)	8.52	17.67	12.48	14.74	13.46

Production Costs

Light Oil ($/bbl)	39.97	17.14	40.70	12.49	25.92

Shale Gas ($/mcf)	0.62	2.00	1.33	1.43	1.25

Non-Shale Natural Gas ($/mcf)	1.31	0.97	1.45	1.35	1.27

Natural Gas Liquids ($/bbl)	8.63	6.90	8.91	8.89	8.34

Heavy Oil ($/bbl)	13.33	12.48	15.35	13.15	13.56

Netback Received

Light Oil ($/bbl)	70.93	82.78	71.93	95.04	81.27

Shale Gas ($/mcf)	2.86	1.88	2.04	1.42	2.14

Non-Shale Natural Gas ($/mcf)	2.19	2.89	2.15	1.75	2.24

Natural Gas Liquids ($/bbl)	44.52	66.91	49.02	48.76	52.23

Heavy Oil ($/bbl)	44.86	49.52	45.44	50.11	47.56

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

United States

Average Gross Daily Production

Light Oil (bbls/d)	349	439	1,378	2,149	1,085

Shale Gas (mmcf/d)	368	415	426	516	432

Non-Shale Natural Gas (mmcf/d)	28	31	26	23	27

Natural Gas Liquids (bbls/d)	362	667	1,072	2,117	1,059

Average Prices Received

Light Oil ($/bbl)	85.52	93.01	73.81	101.13	90.32

Shale Gas ($/mcf)	4.45	4.52	4.34	3.50	4.16

Non-Shale Natural Gas ($/mcf)	4.29	4.48	4.34	3.50	4.19

Natural Gas Liquids ($/bbl)	70.60	52.01	52.20	59.64	57.47

Royalties

Light Oil ($/bbl)	26.90	24.84	18.51	23.30	22.21

Shale Gas ($/mcf)	0.71	0.67	0.67	0.55	0.64

Non-Shale Natural Gas ($/mcf)	0.60	0.62	0.58	0.49	0.58

Natural Gas Liquids ($/bbl)	17.94	12.85	12.34	16.79	15.13

Production Costs

Light Oil ($/bbl)	12.11	15.72	(0.27)	7.78	6.34

Shale Gas ($/mcf)	0.56	0.48	0.65	0.60	0.57

Non-Shale Natural Gas ($/mcf)	1.95	1.19	0.84	1.71	1.41

Natural Gas Liquids ($/bbl)	5.14	3.41	3.43	3.64	3.68

Netback Received

Light Oil ($/bbl)	46.51	52.45	55.57	70.05	61.77

Shale Gas ($/mcf)	3.18	3.37	3.02	2.35	2.95

Non-Shale Natural Gas ($/mcf)	1.74	2.67	2.92	1.30	2.20

Natural Gas Liquids ($/bbl)	47.52	35.75	36.43	39.21	38.66

UK

Average Gross Daily Production

Light Oil (bbls/d)	88,005	70,764	56,085	62,474	69,226

Shale Gas (mmcf/d)	–	–	–	–	–

Non-Shale Natural Gas (mmcf/d)	17	12	4	7	10

Natural Gas Liquids (bbls/d)	1,211	544	630	338	678

Average Prices Received

Light Oil ($/bbl)	105.22	117.70	116.58	109.57	111.71

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	5.76	7.15	5.49	6.10	6.21

Natural Gas Liquids ($/bbl)	51.82	33.63	62.96	65.15	52.48

Royalties

Light Oil ($/bbl)	0.30	1.51	1.34	0.95	0.97

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids ($/bbl)	–	–	–	–	–

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Production Costs

Light Oil ($/bbl)	26.10	38.96	47.61	45.27	38.13

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	1.56	0.99	1.64	0.47	1.19

Natural Gas Liquids ($/bbl)	9.36	5.94	9.84	2.82	7.14

Netback Received

Light Oil ($/bbl)	78.83	77.23	67.63	63.34	72.61

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	4.20	6.16	3.85	5.63	5.02

Natural Gas Liquids ($/bbl)	42.46	27.69	53.12	62.33	45.34

Norway

Average Gross Daily Production

Light Oil (bbls/d)	31,299	23,299	23,736	26,234	26,121

Shale Gas (mmcf/d)	–	–	–	–	–

Non-Shale Natural Gas (mmcf/d)	65	44	9	49	42

Natural Gas Liquids (bbls/d)	1,843	1,580	664	1,850	1,482

Average Prices Received

Light Oil ($/bbl)	108.55	118.12	114.43	110.63	112.55

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	9.27	9.25	8.12	9.21	9.18

Natural Gas Liquids ($/bbl)	62.98	64.89	26.37	66.03	60.31

Royalties

Light Oil ($/bbl)	–	–	–	–	–

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	33.13	47.01	37.40	36.33	38.01

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	1.68	2.18	4.29	6.98	3.52

Natural Gas Liquids ($/bbl)	10.08	13.08	25.74	41.88	21.12

Netback Received

Light Oil ($/bbl)	75.42	71.11	77.03	74.29	74.55

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	7.59	7.07	3.83	2.23	5.66

Natural Gas Liquids ($/bbl)	52.90	51.81	0.63	24.15	39.19

Southeast Asia

Average Gross Daily Production

Light Oil (bbls/d)	29,326	29,264	28,860	33,285	30,191

Shale Gas (mmcf/d)	–	–	–	–	–

Non-Shale Natural Gas (mmcf/d)	493	500	522	508	506

Natural Gas Liquids (bbls/d)	3,532	3,567	4,714	4,888	4,181

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Average Prices Received

Light Oil ($/bbl)	119.21	120.00	120.06	107.89	116.46

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	8.74	9.78	9.40	9.29	9.30

Natural Gas Liquids ($/bbl)	101.19	108.43	104.12	100.17	103.25

Royalties

Light Oil ($/bbl)	62.05	65.17	63.42	41.52	57.43

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	2.64	2.91	2.88	2.96	2.85

Natural Gas Liquids ($/bbl)	65.11	68.84	57.15	67.94	64.47

Production Costs

Light Oil ($/bbl)	22.25	22.48	26.66	24.01	23.86

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	0.90	0.92	0.91	1.01	0.94

Natural Gas Liquids ($/bbl)	5.40	5.52	5.46	6.06	5.64

Netback Received

Light Oil ($/bbl)	34.91	32.35	29.97	42.36	35.17

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	5.20	5.95	5.61	5.32	5.51

Natural Gas Liquids ($/bbl)	30.68	34.06	41.51	26.17	33.14

Latin America

Average Gross Daily Production

Light Oil (bbls/d)	5,103	7,747	8,276	9,533	7,678

Shale Gas (mmcf/d)	–	–	–	–	–

Non-Shale Natural Gas (mmcf/d)	24	39	35	39	34

Natural Gas Liquids (bbls/d)	–	–	–	–	–

Average Prices Received

Light Oil ($/bbl)	114.68	102.73	111.29	107.44	108.49

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	5.64	3.04	4.54	4.22	4.22

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Royalties

Light Oil ($/bbl)	24.75	18.87	22.20	20.99	21.40

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	0.75	0.84	0.91	0.84	0.84

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	7.41	14.10	10.78	9.10	10.53

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	0.83	1.42	1.13	2.46	1.54

Natural Gas Liquids ($/bbl)	–	–	–	–	–

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Netback Received

Light Oil ($/bbl)	82.52	69.76	78.31	77.35	76.56

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	4.06	0.78	2.50	0.92	1.84

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Other

Average Gross Daily Production

Light Oil (bbls/d)	15,054	15,236	14,509	15,278	15,019

Shale Gas (mmcf/d)	–	–	–	–	–

Non-Shale Natural Gas (mmcf/d)	–	–	–	–	–

Natural Gas Liquids (bbls/d)	–	–	–	–	–

Average Prices Received

Light Oil ($/bbl)	114.27	117.72	112.51	100.78	111.25

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Royalties

Light Oil ($/bbl)	61.98	68.73	64.10	56.53	62.80

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	5.50	5.77	6.38	6.57	6.06

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Netback Received

Light Oil ($/bbl)	46.79	43.22	42.03	37.68	42.39

Shale Gas ($/mcf)	–	–	–	–	–

Non-Shale Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids ($/bbl)	–	–	–	–	–

Total

Average Gross Daily Production

Light Oil (bbls/d)	169,697	147,614	133,563	149,758	150,058

Shale Gas (mmcf/d)	445	462	468	571	487

Non-Shale Natural Gas (mmcf/d)	1,038	1,007	966	1,001	1,003

Natural Gas Liquids (bbls/d)	11,780	11,103	12,042	14,012	12,240

Heavy Oil (bbls/d)	14,979	16,015	14,976	15,778	15,438

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Average Prices Received

Light Oil ($/bbl)	109.36	117.32	115.76	108.27	112.47

Shale Gas ($/mcf)	4.26	4.41	4.25	3.45	4.05

Non-Shale Natural Gas ($/mcf)	6.59	7.10	6.93	6.71	6.83

Natural Gas Liquids ($/bbl)	75.47	81.29	78.65	79.34	78.69

Heavy Oil ($/bbl)	66.71	79.67	73.27	78.00	74.58

Royalties

Light Oil ($/bbl)	17.21	21.86	22.85	17.12	19.59

Shale Gas ($/mcf)	0.56	0.56	0.60	0.51	0.55

Non-Shale Natural Gas ($/mcf)	1.42	1.54	1.70	1.64	1.57

Natural Gas Liquids ($/bbl)	26.05	23.50	28.09	31.51	27.55

Heavy Oil ($/bbl)	8.52	17.67	12.48	14.74	13.46

Production Costs

Light Oil ($/bbl)	24.67	32.18	34.32	32.29	30.59

Shale Gas ($/mcf)	0.57	0.63	0.71	0.68	0.65

Non-Shale Natural Gas ($/mcf)	1.40	1.34	1.50	1.78	1.50

Natural Gas Liquids ($/bbl)	8.40	8.02	8.99	10.68	9.02

Heavy Oil ($/bbl)	13.33	12.48	15.35	13.15	13.56

Netback Received

Light Oil ($/bbl)	67.47	63.28	58.59	58.87	62.29

Shale Gas ($/mcf)	3.13	3.22	2.94	2.26	2.85

Non-Shale Natural Gas ($/mcf)	3.77	4.23	3.73	3.29	3.76

Natural Gas Liquids ($/bbl)	41.02	49.77	41.57	37.15	42.12

Heavy Oil ($/bbl)	44.86	49.52	45.44	50.11	47.56

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Schedule B – Report on NI 51-101 Reserves Data by
Talisman's Internal Qualified Reserves Evaluator

To the Board of Directors of Talisman Energy Inc. (the "Company"):

1.
The Company's staff and I have evaluated the Company's reserves data as at December 31, 2011 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

  We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2011:
Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)

Canada	4,420

US	4,954

North Sea	10,190

Southeast Asia	7,131

Other	2,354

Total Company	29,049

5.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.
We have no responsibility to update our evaluation for events and circumstances occurring after its preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)
Michael Adams
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta

March 1, 2012

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Schedule C – Report of Management and Directors on
NI 51-101 Reserves Data and Other Information

Management of Talisman Energy Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") of the Canadian Securities Administrators.

The Company's reserves evaluation staff, including its Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a)
reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

(b)
met with the Internal Qualified Reserves Evaluator to determine whether any restrictions affected the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

(c)
reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)
the content and filing with securities regulatory authorities of the reserves data and other oil and gas information prepared in accordance with the requirements of NI 51-101, contained in the annual information form of the Company;

(b)
the filing of Form 51-102F2, which is the report of the Internal Qualified Reserves Evaluator on the reserves data; and

(c)
the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) John A. Manzoni President and Chief Executive Officer	(signed) Harold N. Kvisle Director
(signed) Paul Smith Executive Vice-President, North American Operations	(signed) Charles R. Williamson Director
(signed) Paul Blakeley Executive Vice-President, International Operations (East)
(signed) Richard Herbert Executive Vice-President, International Exploration

March 1, 2012

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Schedule D – Audit Committee Information

COMPOSITION OF AUDIT COMMITTEE

As at March 1, 2012, Talisman's Audit Committee consists of Donald J. Carty, William R.P. Dalton, (Chairman), Michael T. Waites and Charles M. Winograd. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in National Instrument 52-110 ("NI 52-110") and "independent" within the meaning of sections 303A.02 and 303A.07 of the New York Stock Exchange ("NYSE") Listed Company Manual. In addition, in accordance with NYSE corporate governance listing standards, the Board of Directors has determined that Michael T. Waites is an audit committee financial expert.

NI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

EDUCATION AND EXPERIENCE

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honourary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honourary Doctorate (Honourary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.

Michael Waites became the President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) in May 2008. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the Board of Directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a B.A. (Honours) in Economics from the University of Calgary, an MBA from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics, from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

AUDIT FEES AND PRE-APPROVAL OF AUDIT SERVICES

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2011 and 2010 and for other services provided by Ernst & Young LLP:

(C$)	2011	2010

Audit and Internal Controls Attestation Fees	5,566,042	4,603,460

Audit-Related Fees	1,214,082	1,558,047

Tax Fees	540,861	368,263

All Other Fees[1]	4,910	4,717

Total	7,325,895	6,534,487

1
Annual subscription to online accounting database.

The audit-related fees are primarily for assistance in connection with the Company's conversion to International Financial Reporting Standards, audit considerations with respect to global financial system implementation prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee.

The full text of the terms of reference for Talisman's Audit Committee follows.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

Terms of Reference

AUDIT COMMITTEE

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Corporation's financial accounting and reporting process and the integrity of the Corporation's financial statements and its internal control over financial reporting and the external financial audit process. To fulfill this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Corporation after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Corporation. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Corporation. The Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Corporation to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Corporation (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

A majority of the members of the Audit Committee present shall constitute a quorum. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Corporation shall have access to the Audit Committee each in the absence of the other.

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Corporation's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

Role and Responsibilities

A. Financial Statements and Other Financial Information

The Audit Committee shall:

1.
oversee the Corporation's financial reporting process on behalf of the Board and report on the results of these activities to the Board;

2.
review the Corporation's annual financial statements and management's discussion and analysis of operations which accompanies the annual financial statements and, if determined to be satisfactory, recommend them to the Board for approval;

3.
review the annual earnings press release prior to their filing or publication;

4.
review and, if determined to be satisfactory, approve the Corporation's interim financial statements and management's discussion and analysis of operations which accompanies interim financial statements prior to their publication, filing or delivery to securityholders;

5.
review all interim earnings press releases prior to their filing or publication;

6.
ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in items 2 to 5 above, and periodically assess the adequacy of those procedures;

7.
review the appropriateness of any report or opinion proposed to be rendered in connection with the year end consolidated financial statements;

8.
review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

9.
review the appropriateness of impairment provisions;

10.
review with the Auditor and with the management of the Corporation and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

11.
review and assess regularly:

(a)
the quality and acceptability of accounting policies and financial reporting practices used by the Corporation;

(b)
any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

(c)
any new or pending developments, in accounting and reporting standards that may affect the Corporation;

(d)
the key financial estimates and judgments of management that may be material to the financial reporting of the Corporation;

(e)
policies related to financial disclosure risk assessment and management;

(f)
responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Corporation; and

(g)
receive presentations by management and the Auditor regarding, and review, the accounting treatment of large transactions;

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

12.
review and, if determined to be satisfactory, approve the annual financial statements and, where required by law, audited financial statements of the Corporation's pension plans, based on advice from the Pension Management Committee; and

13.
appoint and, where necessary, terminate auditors of the Corporation's pension plans, based on advice from the Pension Management Committee.

B. External Audit

The Auditor shall be ultimately accountable to the shareholders of the Corporation, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Corporation.

With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Corporation and its related entities, and confirming the Auditor's independence from the Corporation.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Corporation's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Corporation's audit during the one-year period preceding the date of the initiation of the Corporation's audit for which the Audit Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Corporation. The Audit Committee further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

1.
review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

(a)
engagement letter;

(b)
objectives and scope of the external audit work;

(c)
materiality limit;

(d)
areas of audit risk;

(e)
staffing;

(f)
timetable; and

(g)
proposed fees;

2.
annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Corporation;

3.
review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

  audit work. The Audit Committee may delegate this authority to grant pre approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Corporation;

4.
meet with the Auditor and management to discuss the Corporation's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

5.
review and advise the Board with respect to the plan, conduct and reporting of the annual external audit, including but not limited to the following:

(a)
any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

(b)
any significant accounting or financial reporting issue;

(c)
the Auditor's evaluation of the Corporation's system of internal controls and related procedures and documentation;

(d)
the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

(e)
any other matters that the Auditor brings to the attention of the Audit Committee;

6.
prepare an Audit Committee report to be included in the Corporation's annual corporate governance disclosure; and

7.
fix the remuneration of the Auditor.

C. Internal Audit

The Audit Committee shall oversee the internal audit function of the Corporation and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To assist the Board in fulfilling its oversight and monitoring obligations in this area, the Audit Committee shall:

1.
review and consider the appropriateness of the internal audit function and organizational framework;

2.
be involved in the appointment or removal of the internal auditor;

3.
support the independence of the internal audit function and the internal auditor;

4.
review and consider the appropriateness of the internal audit plan and resources; and

5.
review the findings of the internal auditor and consider the appropriateness of follow-up plans.

D. Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

1.
obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

(a)
the information systems, security of information and disaster recovery plans are adequate and reliable; and

(b)
the internal control systems and procedures are properly designed and effectively implemented;

2.
review the appointment of the Chief Financial Officer prior to his or her appointment and the adequacy of accounting and finance resources, as required; and

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

3.
ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E. Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

F. Subsidiaries

The Audit Committee shall receive a report on the Corporation's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

G. Tax

The Audit Committee shall receive periodic reports from management on the status of filings including, if applicable, major associated issues.

H. Legal

The Audit Committee shall receive periodic reports from the General Counsel on legal matters affecting financial disclosure, including claims, potential claims and changes to legislation.

I. Investigations and Access to Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Corporation may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Corporation employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Corporation shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Corporation's management as appropriate, including the persons having responsibility for:

1.
insurable risks, foreign currency and interest rate exposure and related derivatives;

2.
tax exposures and related reserves;

3.
systems security and system integrity recovery plans;

4.
compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

5.
plans and actions taken with respect to commodity price hedging;

6.
financial accounting; and

7.
internal audit.

The Audit Committee shall receive from management copies of any report of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

J. General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2011

QuickLinks

  EXHIBIT 99.5
Oil And Gas Reserves Forecast Prices And Costs1
Net Present Values of Future Net Revenue Forecast Prices and Costs1 ($ Millions)
Future Net Revenue (Undiscounted) Forecast Prices and Costs ($ Millions)
Future Net Revenue by Production Group Forecast Prices and Costs